Registration No.  333-49469
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 252

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on June 30, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                             FT 252

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.

Part I of II


              The Dow 5 (sm) Target Trust, July 1998 Series
             The Dow 10 (sm) Target Trust, July 1998 Series
                    Target 25 Trust, July 1998 Series
                Target Small-Cap Trust, July 1998 Series
          The Dow 5 (sm) Premier Target Trust, July 1998 Series
         The Dow 10 (sm) Premier Target Trust, July 1998 Series
                Target 25 Premier Trust, July 1998 Series
                Global Target 15 Trust, July 1998 Series
                Global Target 30 Trust, July 1998 Series
            Global Target 15 Premier Trust, July 1998 Series Global Target 30 Premier Trust, July 1998 Series
                                (FT 252)



THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED JUNE 30, 1998. BOTH PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



The Trusts. FT 252 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each as a "Trust." Each Trust consists of a portfolio containing common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities").


The Dow 5 (sm) Target Trust, July 1998 Series  (the "Target 5 Trust") and
The Dow 5 (sm) Premier Target Trust, July 1998 Series (the "Target 5 Premier Trust") (together, the "Target 5 Trusts") each consist of common stock of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average(sm) (the "DJIA") that have the highest dividend yield as of the close of business on the business day prior to this Prospectus (the "Domestic Stock Selection Date"). The Dow 10 (sm) Target Trust, July 1998 Series (the "Target 10 Trust") and The Dow 10 (sm) Premier Target Trust, July 1998 Series (the "Target 10 Premier Trust") (together, the "Target 10 Trusts") each consist of common stock of the ten companies in the DJIA that have the highest dividend yield as of the Domestic Stock Selection Date. Target 25 Trust, July 1998 Series (the "Target 25
Trust") and Target 25 Premier Trust, July 1998 Series (the "Target 25
Premier Trust") (together, the "Target 25 Trusts") each consist of common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange ("NYSE") as of the close of business two business days prior to the date of this Prospectus (the
"Target 25 Trust Stock Selection Date").

The Target Small-Cap Trust, July 1998 Series (the "Target Small-Cap Trust") consists of a portfolio of common stocks of small-capitalization ("small-cap") companies selected from a pre-screened subset of the common stocks listed on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") as of two business days prior to the date of this Prospectus (the "Target Small-Cap Trust Stock Selection Date").

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533

              The date of this Prospectus is June 30, 1998


Page 1

The Global Target 15 Trust, July 1998 Series (the "Global Target 15 Trust"), Global Target 15 Premier Trust, July 1998 Series (the "Global Target 15 Premier Trust") (together, the "Global Target 15 Trusts"); the Global Target 30 Trust, July 1998 Series (the "Global Target 30 Trust") and Global Target 30 Premier Trust, July 1998 Series (the "Global Target 30 Premier Trust") (together, the "Global Target 30 Trusts") each consist of common stocks of companies which are components of the DJIA, the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index. Specifically, the Global Target 15 Trusts consist of common stock of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the Domestic Stock Selection Date in the case of the DJIA stocks and four business days prior to the date of this Prospectus (the "Foreign Stock Selection Date") in the case of the FT Index and Hang Seng Index stocks. The Global Target 30 Trusts consist of common stock of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the close of business on the same business days as those used to establish the Global Target 15 Trusts. See "Schedule of Investments" for each Trust.

The objective of each Trust is to provide an above-average total return. With the exception of the Target Small-Cap Trust, each Trust seeks to achieve its stated objective through a combination of capital appreciation and dividend income. The Target Small-Cap Trust seeks to achieve its stated objective through capital appreciation. Units of the Trusts have not been designed so that their prices will parallel or correlate with movements in a particular index, indices or combination of indices against which the Trusts are measured, and it is expected that their prices will not do so. With the exception of the Target 5 Premier Trust, the Target 10 Premier Trust, the Target 25 Premier Trust, the Global Target 15 Premier Trust and the Global Target 30 Premier Trust (collectively, the "Premier Trusts"), each Trust has a mandatory termination date ("Mandatory Termination Date") of approximately 13 months from the date of this Prospectus as set forth under "Summary of Essential Information." The Premier Trusts each have a Mandatory Termination Date of approximately 19 months from the date of this Prospectus as set forth under "Summary of Essential Information." Trusts with a Mandatory Termination Date of approximately 13 months from the date of this Prospectus may be collectively referred to herein as the "Traditional Trusts." Investors in the Global Target 15 Trusts and the Global Target 30 Trusts should note that an investment in a portfolio which contains foreign equity securities involves risks in addition to those normally associated with an investment in a portfolio consisting solely of domestic equity securities. Also, the reversion of Hong Kong to Chinese control on July 1, 1997 may adversely affect the Equity Securities of Hong Kong issuers contained in the Global Target 15 Trusts and the Global Target 30 Trusts. There is, of course, no guarantee that a Trust's objective will be achieved.

Each Unit of a Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities or cash to create new Units after the Initial Date of Deposit in the manner described in "What is the FT Series?" in Part II of this Prospectus.

Unless otherwise indicated, all amounts herein are stated in U.S. dollars. In the case of the common stocks which are components of the FT Index or Hang Seng Index (the "Foreign Equity Securities"), amounts are computed on the basis of the exchange rate for British pounds sterling or Hong Kong dollars, as applicable, on the business day prior to the Initial Date of Deposit.


Public Offering Price. The Public Offering Price per Unit of each Traditional Trust is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge for each Traditional Trust (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit for each Traditional Trust). The Public Offering Price per Unit of each Premier Trust is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge for each Premier Trust (3.50% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.250 per Unit for each Premier Trust). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing August 20, 1998, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through May 20, 1999, a deferred sales charge of $.0175 for each Traditional Trust and $.0250 for each Premier Trust will also be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Traditional Trust Unit holders on a per Unit basis will be 2.75% of the Public Offering
Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge). The total maximum sales charge assessed to Premier Trust Unit holders on a per Unit basis will be 3.50% of the Public Offering Price (equivalent to 3.535% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public
Offering Price. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The estimated organizational and offering costs will be deducted from the net assets of a Trust as of the close of the initial offering period. The minimum purchase for each Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The sales charge for each Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?" in Part II of this Prospectus.



Estimated Net Annual Distributions. The estimated net annual dividend distributions per Unit to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities which trade on the NYSE, AMEX or Nasdaq (the "Domestic Equity Securities") and the most recent interim and final ordinary dividend declared with respect to the Foreign Equity Securities and converted into U.S. dollars, if applicable, at the offer side of the exchange rate at the Evaluation Time) at the opening of business on the Initial Date of Deposit was $.2477, $.2481, $.2031, $.2507, $.2481,
$.2106, $.5282, $.5181, $.5282 and $.5256 for the Target 5 Trust, Target
10 Trust, Target 25 Trust, Target 5 Premier Trust, Target 10 Premier Trust, Target 25 Premier Trust, Global Target 15 Trust, Global Target 30 Trust, Global Target 15 Premier Trust and Global Target 30 Premier Trust, respectively. This estimate will vary with changes in a Trust's fees and expenses, in dividends received, in currency exchange rates, foreign withholding, and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future. It should be noted that dividend yield is not a criterion for selection for the Target Small-Cap Trust.


Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on each December 31 and June 30 to Unit holders of record on December 15 and June 15, respectively, and again as part of the final liquidation distribution in the case of "Rollover Unit holders" and others. Distributions of funds in the Capital Account, if any, will be made to Rollover Unit holders and others as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of a Trust. See "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus. Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"
in Part II of this Prospectus. For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of such Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?" in Part II of this Prospectus.

Foreign Investors. If you are not a United States citizen or resident, distributions from a Foreign Equity Security contained in the Global Target 15 Trusts or the Global Target 30 Trusts will generally not be subject to U.S. federal withholding tax. See "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus. Such investors should consult their tax adviser regarding the imposition of U.S. withholding on distributions.

Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. A Unit holder of the Target 5 Trust, Target 10 Trust, Target 25 Trust, Target Small-Cap Trust, Target 5 Premier Trust, Target 10 Premier Trust or Target 25 Premier Trust tendering 1,000 Units or more may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Public Offering-Will There be a Secondary Market?" and "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate series of trusts (the "New Trusts") in conjunction with the termination of each Trust. For each Traditional Trust, the Mandatory Termination Date will be approximately 13 months after the Initial Date of Deposit, and for each Premier Trust, the Mandatory Termination Date will be approximately 19 months after the Initial Date of Deposit. The portfolio of the New Trusts will contain equity securities of the companies which satisfy each New Trust's investment strategy at the time such New Trust is established. Unit holders may elect to have their proceeds reinvested into a New Trust by notifying the Trustee of this election by the Rollover Notification Date. Such a Unit holder's Units will be redeemed In-Kind, the distributed Equity Securities sold, and the proceeds reinvested into a New Trust at a reduced sales charge, provided such New Trust is offered and Units are available. Cash not invested in a New Trust will be distributed. Such Unit holders are "Rollover Unit holders." Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in a New Trust. See "Summary of Essential Information" for each Trust. Investors should note that on August 5, 1997, legislation was enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Premier Trust Unit holders would qualify for such treatment. Traditional Trust Unit holders would be subject to a maximum stated marginal tax rate of 28%. See "What is the Federal Tax Status of Unit holders?" in Part II of this Prospectus. This exchange option may be modified, terminated or suspended. See "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust" in Part II of this Prospectus.

Termination. Commencing no later than the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered and include a form to enable a Unit holder to elect an In-Kind Distribution, if such Unit holder owns at least 1,000 Units of a Target 5 Trust, Target 10 Trust, Target 25 Trust, Target Small-Cap Trust, Target 5 Premier Trust, Target 10 Premier Trust or Target 25 Premier Trust. Unit holders not electing the "Rollover Option" or those not electing or eligible for an In-Kind Distribution will receive a cash distribution within a reasonable time after their respective Trust's termination. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?" in
Part II of this Prospectus.

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the applicable stock market (which, although being at historically high levels, have recently experienced substantial volatility and significant declines), governmental, political, economic and fiscal policies of the representative countries (especially Hong Kong following the July 1, 1997 reversion to Chinese control), volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers.

An investment in the Global Target 15 Trusts and the Global Target 30 Trusts will also be subject to the risks of currency fluctuations associated with investments in foreign Equity Securities trading in non-U.S. currencies.

An investment in the Target 5 Trusts may subject a Unit holder to additional risk due to the relative lack of diversity in their portfolios since the portfolios contain only five stocks. Therefore, Units of the Dow Target 5 Trusts may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities.

Each Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, each strategy has underperformed its respective index or indices in certain years and is contrarian in nature. The Trusts may not be appropriate investments for those who are unable or unwilling to assume the risks involved generally with an equity investment. Because of the contrarian nature of the Trusts and the attributes of the common stocks which caused inclusion in the portfolios, the Trusts may not be appropriate for investors seeking either preservation of capital or high current income. The Trusts are not designed to be a complete investment program for an investor. See "What are Equity Securities?-Risk Factors" in Part II of this Prospectus.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-June 30, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                              The Dow 5 (sm)    The Dow 10 (sm)  Target 25
                                                                              Target Trust      Trust,           July
                                                                              July 1998 Series  July 1998 Series 1998 Series
                                                                              ________________  ________________ ____________
General Information
Initial Number of Units (1)                                                       14,997            15,014           15,002
Fractional Undivided Interest in the Trust per Unit (1)                         1/14,997          1/15,014         1/15,002
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity
       Securities in Portfolio (2)                                            $  148,468        $  148,641       $  148,526
     Aggregate Offering Price Evaluation of Equity Securities per Unit        $    9.900        $    9.900       $    9.900
     Maximum Sales Charge 2.75% of the Public Offering Price
        per Unit (2.778% of the net amount invested, exclusive of
        the deferred sales charge) (3)                                        $     .275        $     .275       $     .275
     Less Deferred Sales Charge per Unit                                      $    (.175)       $    (.175)      $    (.175)
     Public Offering Price per Unit (3)                                       $   10.000        $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                               $    9.725        $    9.725       $    9.725
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities less the deferred sales charge) (4)           $    9.725        $    9.725       $    9.725
Cash CUSIP Number                                                             30264Q 514        30264Q 530       30264Q 555
Reinvestment CUSIP Number                                                     30264Q 522        30264Q 548       30264Q 563
Security Code                                                                      55697             55699            55701
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding          $    .0084        $    .0084       $    .0088
Evaluator's Annual Fee per Unit outstanding (5)                               $    .0025        $    .0025       $    .0025
Maximum Supervisory Fee per Unit outstanding (6)                              $    .0025        $    .0025       $    .0025
Estimated Organizational and Offering Costs per Unit outstanding (7)          $    .0130        $    .0090       $    .0225

First Settlement Date                                 July 6, 1998
Rollover Notification Date                            July 1, 1999
Special Redemption and Liquidation Period             July 15, 1999 to July 30, 1999
Mandatory Termination Date                            July 30, 1999
Discretionary Liquidation Amount                      A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in a Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1998.
Income Distribution Date (8)                          Last day of June and December, commencing December 31, 1998.

______________

(1) As of the close of business on July 1, 1998, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price on the New York Stock Exchange on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.001 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately one month). See "The FT Series-What are the Expenses and Charges?" in Part II of this Prospectus and "Statements of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-June 30, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                                            Target Small-Cap
                                                                                                            Trust, July
General Information                                                                                         1998 Series
                                                                                                            ______________
Initial Number of Units (1)                                                                                    15,009
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/15,009
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                $ 148,595
   Aggregate Offering Price Evaluation of Equity Securities per Unit                                        $   9.900
   Maximum Sales Charge 2.75% of the Public Offering Price per Unit
   (2.778% of the net amount invested, exclusive of the deferred sales charge) (3)                          $    .275
   Less Deferred Sales Charge per Unit                                                                      $   (.175)
   Public Offering Price per Unit (3)                                                                       $  10.000
Sponsor's Initial Repurchase Price per Unit (4)                                                             $   9.725
Redemption Price per Unit (based on aggregate underlying
      value of Equity Securities less the deferred sales charge) (4)                                        $   9.725


Cash CUSIP Number                                     30264Q 571
Reinvestment CUSIP Number                             30264Q 589
Security Code                                         55703
Trustee's Annual Fee and out-of-pocket
   expenses per Unit outstanding                      $.0088
Evaluator's Annual Fee per Unit outstanding (5)       $.0025
Maximum Supervisory Fee per Unit outstanding (6)      $.0025
Estimated Organizational and Offering Costs
  per Unit Outstanding (7)                            $.0200 per Unit.
First Settlement Date                                 July 6, 1998
Rollover Notification Date                            July 1, 1999
Special Redemption and Liquidation Period             July 15, 1999 to July 30, 1999
Mandatory Termination Date                            July 30, 1999
Discretionary Liquidation Amount                      The Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1998.
Income Distribution Date (8)                          Last day of June and December, commencing December 31, 1998.

______________

(1) As of the close of business on July 1, 1998, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price or if no such price exists, or the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.001 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately one month). See "The FT Series-What are the Expenses and Charges?" in Part II of this Prospectus and "Statements of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-June 30, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                Dow 5 (sm)      Dow 10 (sm)     Target 25
                                                                                Premier Target  Premier Target  Premier Trust
                                                                                Trust, July     Trust, July     July
General Information                                                             1998 Series     1998 Series     1998 Series
                                                                                ______________  _______________ _____________
Initial Number of Units (1)                                                         14,997           15,014         15,002
Fractional Undivided Interest in the Trust per Unit (1)                           1/14,997         1/15,014       1/15,002
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)  $  148,468       $  148,641     $  148,526
     Aggregate Offering Price Evaluation of Equity Securities per Unit          $    9.900       $    9.900     $    9.900
     Maximum Sales Charge 3.50% of the Public Offering Price
       per Unit (3.535% of the net amount invested, exclusive
         of the deferred sales charge) (3)                                      $     .350       $     .350     $     .350
     Less Deferred Sales Charge per Unit                                        $    (.250)      $    (.250)    $    (.250)
     Public Offering Price per Unit (3)                                         $   10.000       $   10.000     $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                                 $    9.650       $    9.650     $    9.650
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities less the deferred sales charge) (4)             $    9.650       $    9.650     $    9.650
Cash CUSIP Number                                                               30264Q 597       30264Q 613     30264Q 639
Reinvestment CUSIP Number                                                       30264Q 605       30264Q 621     30264Q 647
Security Code                                                                        55705            55707          55709
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding            $    .0084       $    .0084     $    .0088
Evaluator's Annual Fee per Unit outstanding (5)                                 $    .0025       $    .0025     $    .0025
Maximum Supervisory Fee per Unit outstanding (6)                                $    .0025       $    .0025     $    .0025
Estimated Organizational and Offering Costs per Unit outstanding (7)            $    .0150       $    .0135     $    .0225

First Settlement Date                                 July 6, 1998
Rollover Notification Date                            January 3, 2000
Special Redemption and Liquidation Period             January 15, 2000 to January 31, 2000
Mandatory Termination Date                            January 31, 2000
Discretionary Liquidation Amount                      A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in a Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1998.
Income Distribution Date (8)                          Last day of June and December, commencing December 31, 1998.

______________

(1) As of the close of business on July 1, 1998, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price on the New York Stock Exchange on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.001 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately one month). See "The FT Series-What are the Expenses and Charges?" in Part II of this Prospectus and "Statements of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-June 30, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                        Global Target 15  Global Target 30
                                                                                        Trust, July       Trust, July
General Information                                                                     1998 Series       1998 Series
                                                                                        _______________   _______________
Initial Number of Units (1)                                                                 14,995            14,788
Fractional Undivided Interest in the Trust per Unit (1)                                   1/14,995          1/14,788
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)          $  148,449        $  146,407
     Aggregate Offering Price Evaluation of Equity Securities per Unit                  $    9.900        $    9.900
     Maximum Sales Charge 2.75% of the Public Offering Price per
        Unit (2.778% of the net amount invested, exclusive
        of the deferred sales charge) (3)                                               $     .275        $     .275
     Less Deferred Sales Charge per Unit                                                $    (.175)       $    (.175)
     Public Offering Price per Unit (3)                                                 $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                                         $    9.725        $    9.725
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities less the deferred sales charge) (4)                     $    9.725        $    9.725
Cash CUSIP Number                                                                       30264Q 654        30264Q 670
Reinvestment CUSIP Number                                                               30264Q 662        30264Q 688
Security Code                                                                                55711             55713
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding                    $    .0174        $    .0179
Evaluator's Annual Fee per Unit outstanding (5)                                         $    .0025        $    .0025
Maximum Supervisory Fee per Unit outstanding (6)                                        $    .0025        $    .0025
Estimated Organizational and Offering Costs per Unit outstanding (7)                    $    .0150        $    .0225

First Settlement Date                                 July 6, 1998
Rollover Notification Date                            July 1, 1999
Special Redemption and Liquidation Period             July 15, 1999 to July 30, 1999
Mandatory Termination Date                            July 30, 1999
Discretionary Liquidation Amount                      A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1998.
Income Distribution Date (8)                          Last day of June and December, commencing December 31, 1998.

______________

(1) As of the close of business on July 1, 1998, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a securities exchange is valued at the last closing sale price on the relevant stock exchange (generally 4:00 p.m. Eastern time on the New York Stock Exchange, 11:30 a.m. Eastern time on the London Stock Exchange and 3:30 a.m. Eastern time on the Hong Kong Stock Exchange) on the business day prior to the Initial Date of Deposit, or if no such price exists at the closing ask price thereof. The aggregate value of the Foreign Equity Securities in the Trust represents the U.S. dollar value based on the offering side value of the currency exchange rate for the British pound sterling or the Hong Kong dollar at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price per Unit is based on the aggregate value of the Equity Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the United States business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.001 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately one month). See "The FT Series-What are the Expenses and Charges?" in Part II of this Prospectus and "Statements of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-June 30, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                        Global Target 15  Global Target 30
                                                                                        Premier Trust     Premier Trust
General Information                                                                     July 1998 Series  July 1998 Series
                                                                                        ________________  ________________
Initial Number of Units (1)                                                                 14,995            14,788
Fractional Undivided Interest in the Trust per Unit (1)                                   1/14,995          1/14,788
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)          $  148,449        $  146,407
     Aggregate Offering Price Evaluation of Equity Securities per Unit                  $    9.900        $    9.900
     Maximum Sales Charge 3.50% of the Public Offering Price per
        Unit (3.535% of the net amount invested, exclusive of
         the deferred sales charge) (3)                                                 $     .350        $     .350
     Less Deferred Sales Charge per Unit                                                $    (.250)       $    (.250)
     Public Offering Price per Unit (3)                                                 $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (4)                                         $    9.650        $    9.650
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities less the deferred sales charge) (4)                     $    9.650        $    9.650
Cash CUSIP Number                                                                       30264Q 696        30264Q 712
Reinvestment CUSIP Number                                                               30264Q 704        30264Q 720
Security Code                                                                                55725             55716
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding                    $    .0174        $    .0179
Evaluator's Annual Fee per Unit outstanding (5)                                         $    .0025        $    .0025
Maximum Supervisory Fee per Unit outstanding (6)                                        $    .0025        $    .0025
Estimated Organizational and Offering Costs per Unit outstanding (7)                    $    .0225        $    .0225

First Settlement Date                                 July 6, 1998
Rollover Notification Date                            January 3, 2000
Special Redemption and Liquidation Period             January 15, 2000 to January 31, 2000
Mandatory Termination Date                            January 31, 2000
Discretionary Liquidation Amount                      A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1998.
Income Distribution Date (8)                          Last day of June and December, commencing December 31, 1998.

______________

(1) As of the close of business on July 1, 1998, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a securities exchange is valued at the last closing sale price on the relevant stock exchange (generally 4:00 p.m. Eastern time on the New York Stock Exchange, 11:30 a.m. Eastern time on the London Stock Exchange and 3:30 a.m. Eastern time on the Hong Kong Stock Exchange), on the business day prior to the Initial Date of Deposit, or if no such price exists at the closing ask price thereof. The aggregate value of the Foreign Equity Securities in the Trust represents the U.S. dollar value based on the offering side value of the currency exchange rate for the British pound sterling or the Hong Kong dollar at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price per Unit is based on the aggregate value of the Equity Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the United States business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.001 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately one month). See "The FT Series-What are the Expenses and Charges?" in Part II of this Prospectus and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "The FT Series-What are the Expenses and Charges?" in Part II of this Prospectus. Although the Traditional Trusts have a term of approximately 13 months and the Premier Trusts have a term of approximately 19 months and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees, assuming, upon the termination of each Trust, the principal amount and distributions are rolled over into a New Trust subject only to the deferred sales charge.

                                                           THE DOW 5 (sm)          THE DOW 10 (sm)
                                                           TARGET TRUST            TARGET TRUST            TARGET 25 TRUST
                                                           JULY 1998 SERIES        JULY 1998 SERIES        JULY 1998 SERIES
                                                           _________________       ________________        ____________________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
   (as a percentage of public offering price)              1.00%(a)   $.100        1.00%(a)   $.100         1.00%(a)   $.100
Deferred sales charge
   (as a percentage of public offering price)              1.75%(b)    .175        1.75%(b)    .175         1.75%(b)    .175
                                                           ________   ________     ________   ________      ________   ________
                                                           2.75%      $.275        2.75%      $.275          2.75%     $.275
                                                           ========   ========     ========   =======       ========   ========
Maximum Sales Charge imposed on Reinvested Dividends       1.75%(d)    .175        1.75%(d)    .175          1.75%(d)   .175

ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
    (as a percentage of public offering price)              .13%(e)   $.0130        .09%(e)   $.0090         .225%(e)  $.0225

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Trustee's fee, portfolio supervision, bookkeeping,          .125%     $.0125        .125%     $.0125         .125%     $.0125
    administrative and evaluation fees
Other operating expenses                                    .029%      .0029        .029%      .0029         .013%      .0013
                                                          ________    ________     ________   ________      ________   ________
   Total                                                    .154%     $.0154        .154%     $.0154         .138%     $.0138
                                                          ========    ========     ========   ========      ========   ========

                                                          TARGET SMALL-CAP       THE DOW 5 (sm) PREMIER    THE DOW 10 (sm)
                                                          TRUST                  TARGET TRUST              PREMIER TARGET TRUST
                                                          JULY 1998 SERIES       JULY 1998 SERIES          JULY 1998 SERIES
                                                          _________________      ______________________    ____________________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
   (as a percentage of public offering price)            1.00%(a)      $.100     1.00%(a)      $.100       1.00%(a)     $.100
Deferred sales charge
   (as a percentage of public offering price)            1.75%(b)       .175     2.50%(c)       .250       2.50%(c)      .250
                                                         ________      _______   ________      ________    ________     _______
                                                         2.75%         $.275     3.50%         $.350       3.50%        $.350
                                                         ========      ========  ========      ========    ========     ========
Maximum Sales Charge imposed on Reinvested Dividends     1.75%(d)       .175     2.50%(d)       .250       2.50%(d)      .250

ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)             .20%(e)      $.0200     .15%(e)      $.0150      .135%(e)     $.0135

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Trustee's fee, portfolio supervision, bookkeeping,
    administrative and evaluation fees                    .125%        $.0125     .127%        $.0125       .127%      $.0125
Other operating expenses                                  .013%         .0013     .029%         .0029       .029%       .0029
                                                         ________      ________   ________     ________     ________   ________
   Total                                                  .138%        $.0138     .156%        $.0154       .156%      $.0154
                                                         ========      ========   ========     ========     ========   ========

                                                         TARGET 25 PREMIER       GLOBAL TARGET             GLOBAL TARGET
                                                         TRUST                   15 TRUST                  30 TRUST
                                                         JULY 1998 SERIES        JULY 1998 SERIES          JULY 1998 SERIES
                                                         _________________       ________________          ________________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
   (as a percentage of public offering price)            1.00%(a)      $.100     1.00%(a)     $.100        1.00%(a)     $.100
Deferred sales charge
   (as a percentage of public offering price)            2.50%(c)       .250     1.75%(b)      .175        1.75%(b)      .175
                                                         ________      ________  ________     ________    ________     ________
                                                         3.50%         $.350     2.75%        $.275        2.75%        $.275
                                                         ========      ========  ========     ========    ========     ========
Maximum Sales Charge imposed on Reinvested Dividends     2.50%(d)       .250     1.75%(d)      .175        1.75%(d)       .175

ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)            .225%(e)      $.0225    .150%(e)     $.0150       .225%(e)     $.0225

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Trustee's fee, portfolio supervision, bookkeeping,
    administrative and evaluation fees                   .127%         $.0127     .126%       $.0125        .126%       $.0125
Other operating expenses                                 .013%          .0013     .099%        .0099        .104%        .0104
                                                        ________       ________   ________    ________     ________    ________
   Total                                                 .140%         $.0140     .225%       $.0224        .230%      $.0229
                                                        ========       ========   ========    ========     ========    ========

                                                          GLOBAL TARGET 15        GLOBAL TARGET 30
                                                          PREMIER TRUST           PREMIER TRUST
                                                          JULY 1998 SERIES        JULY 1998 SERIES
                                                          _________________       ________________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
   (as a percentage of public offering price)             1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge
   (as a percentage of public offering price)             2.50%(c)     .250       2.50%(c)     .250
                                                         ________    ________     ________    _______
                                                          3.50%       $.350       3.50%       $.350
                                                         ========    ========     ========    =======
Maximum Sales Charge imposed on Reinvested Dividends      2.50%(d)     .250       2.50%(d)     .250

ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)            .225%(e)    $.0225      .225%(e)    $.0225

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Trustee's fee, portfolio supervision, bookkeeping,
    administrative and evaluation fees                    .126%       $.0125       .127%      $.0125
Other operating expenses                                  .100%        .0099       .105%       .0104
                                                         ________     ________     ________   ________
   Total                                                  .226%       $.0224       .232%      $.0229
                                                         ========     ========     ========   ========

An investor would pay the following expenses on a $1,000 investment, assuming the estimated operating expense ratio and a 5% annual return on the investment throughout the periods.

                                                    EXAMPLES
                                                    ________

                    The Dow 5 (sm)          The Dow 10 (sm)                             Target Small-Cap
                    Target Trust            Target Trust            Target 25 Trust     Trust
                    July 1998 Series        July 1998 Series        July 1998 Series    July 1998 Series
                    ____________________    ____________________    ________________    _________________
1 Year              $ 30                    $ 30                    $ 31                $ 31
3 Years             $ 72                    $ 71                    $ 75                $ 74
5 Years             $117                    $115                    $121                $120
10 Years            $241                    $237                    $249                $246

                    The Dow 5 (sm) Premier  The Dow 10 (sm) Premier  Target 25
                    Target Trust            Target Trust             Premier Trust
                    July 1998 Series        July 1998 Series         July 1998 Series
                    _________________       ________________         ________________
1 Year              $ 38                    $ 38                     $ 39
3 Years             $ 69                    $ 68                     $ 70
5 Years             $110                    $109                     $111
10 Years            $230                    $229                     $233

                    Global Target           Global Target           Global Target 15      Global Target 30
                    15 Trust                30 Trust                Premier Trust         Premier Trust
                    July 1998 Series        July 1998 Series        July 1998 Series      July 1998 Series
                    _____________________   ____________________    ____________________  ________________
1 Year              $ 31                    $ 32                    $ 40                  $ 40
3 Years             $ 75                    $ 78                    $ 72                  $ 72
5 Years             $122                    $126                    $116                  $116
10 Years            $250                    $258                    $242                  $243

________________

(a) The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0175 per month per Unit, irrespective of purchase or redemption price deducted over a ten-month period for each Traditional Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.75% for a Traditional Trust.
If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.75% for a Traditional Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject to the Initial Sales Charge and to the remaining deferred sales charge payments.

(c) The actual fee is $.0250 per month per Unit, irrespective of purchase or redemption price deducted over a ten-month period for each Premier Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.50% for a Premier Trust. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 2.50% for a Premier Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject to the Initial Sales Charge and to the remaining deferred sales charge payments.

(d) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?" in Part II of this
Prospectus.

(e) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the end of the initial offering period.

The above examples assume reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 252


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 252, comprised of The Dow 5 (sm) Target Trust, July 1998 Series ; The Dow 10 (sm) Target Trust, July 1998 Series ; Target 25 Trust, July 1998 Series; Target Small-Cap Trust, July 1998 Series; The Dow 5 (sm) Premier Target Trust, July 1998 Series ; The Dow 10 (sm) Premier Target Trust, July 1998 Series ; Target 25 Premier Trust, July
1998 Series; Global Target 15 Trust, July 1998 Series; Global Target 30 Trust, July 1998 Series; Global Target 15 Premier Trust, July 1998 Series; and Global Target 30 Premier Trust, July 1998 Series as of the opening of business on June 30, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on June 30, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 252, comprised of The Dow 5 (sm) Target Trust, July 1998 Series ; The Dow 10
(sm) Target Trust, July 1998 Series ; Target 25 Trust, July 1998 Series; Target Small-Cap Trust, July 1998 Series; The Dow 5 (sm) Premier
Target Trust, July 1998 Series ; The Dow 10 (sm) Premier Target Trust, July 1998 Series ; Target 25 Premier Trust, July 1998 Series; Global Target 15 Trust, July 1998 Series; Global Target 30 Trust, July 1998 Series; Global Target 15 Premier Trust, July 1998 Series; and Global Target 30 Premier Trust, July 1998 Series at the opening of business on June 30, 1998 in conformity with generally accepted accounting principles.



                               ERNST & YOUNG LLP


Chicago, Illinois
June 30, 1998

                                                 Statements of Net Assets


                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                    The Dow 5 (sm)     The Dow 10 (sm)    Target 25          Target Small-Cap
                                                    Target Trust       Target Trust       Trust, July        Trust, July
                                                    July 1998 Series   July 1998 Series   1998 Series        1998 Series
                                                    ________________   ________________   ______________     _______________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                    $ 148,468          $ 148,641          $ 148,526          $ 148,595
                                                    _________          _________           ________          _________
Less accrued organizational
    and offering costs (3)                              (195)               (135)              (338)              (300)
Less liability for deferred sales charge (4)          (2,624)             (2,627)            (2,625)            (2,627)
                                                    _________          _________          _________          _________
Net assets                                          $ 145,649          $ 145,879          $ 145,563          $ 145,668
                                                    =========          =========          =========          =========
Units outstanding                                      14,997             15,014             15,002             15,009

ANALYSIS OF NET ASSETS
Cost to investors (5)                               $ 149,968          $ 150,143          $ 150,027          $ 150,096
Less sales charge (5)                                  (4,124)            (4,129)            (4,126)            (4,128)
Less estimated organizational and                        (195)              (135)              (338)              (300)
   offering costs (3)
                                                    ________           _________          _________          _________
Net assets                                          $ 145,649          $ 145,879          $ 145,563          $ 145,668
                                                    ========           =========          =========          =========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $2,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the eleven Trusts in FT 252, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0130, $.0090, $.0225 and $.0200 per Unit for the Target 5 Trust, Target 10 Trust, Target 25 Trust and Target Small-Cap Trust, respectively, based upon the expected number of Units to be created of each respective Trust. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from a Trust ($.175 per Unit), payable to the Sponsor in ten equal monthly installments beginning on August 20, 1998 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 1999. If Units are redeemed prior to May 20, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?" in Part II of the Prospectus.

                                                 Statements of Net Assets


                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                      The Dow 5 (sm)     The Dow 10 (sm)    Target 25
                                                                      Premier Target     Premier Target     Premier Trust
                                                                      Trust, July        Trust, July        July
                                                                      1998 Series        1998 Series        1998 Series
                                                                      ______________     ______________     ____________
NET ASSETS
Investment in Equity Securities represented by
    purchase contracts (1) (2)                                        $ 148,468          $ 148,641          $ 148,526
                                                                      _________          _________          _________
Less accrued organizational and offering costs (3)                         (225)              (203)              (338)
Less liability for deferred sales charge (4)                             (3,749)            (3,754)            (3,751)
                                                                      _________          _________          _________
Net assets                                                            $ 144,494          $ 144,684          $ 144,437
                                                                      =========          =========          =========
Units outstanding                                                        14,997             15,014             15,002

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                 $ 149,968          $ 150,142          $ 150,026
Less sales charge (5)                                                    (5,249)            (5,255)            (5,251)
                                                                      _________          _________           ________
Less estimated organizational and                                         (225)               (203)              (338)
   offering costs (3)
                                                                      _________          _________          _________
Net assets                                                            $ 144,494          $ 144,684          $ 144,437
                                                                      ========           =========          =========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $2,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the eleven Trusts in FT 252, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0150, $.0135 and $.0225 per Unit for the Target 5 Premier Trust, the Target 10 Premier Trust and the Target 25 Premier Trust, respectively, based upon the expected number of Units to be created of each respective Trust. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from a Trust ($.250 per Unit), payable to the Sponsor in ten equal monthly installments beginning on August 20, 1998 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 1999. If Units are redeemed prior to May 20, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of 3.50% of the Public Offering Price (equivalent to 3.535% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?" in Part II of the Prospectus.

                                                 Statements of Net Assets


                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                                         Global Target 15   Global Target 30
                                                                                         Trust, July        Trust, July
                                                                                         1998 Series        1998 Series
                                                                                         ______________     ______________
NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                $ 148,449          $ 146,407
                                                                                         _________          _________
Less accrued organizational and offering costs (3)                                            (225)              (333)
Less liability for deferred sales charge (4)                                                (2,624)            (2,588)
                                                                                         _________          _________
Net assets                                                                               $ 145,600          $ 143,486
                                                                                         =========          =========
Units outstanding                                                                           14,995             14,788

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                    $ 149,949          $ 147,886
Less sales charge (5)                                                                       (4,124)            (4,067)
                                                                                         _________          _________
Less estimated organizational and                                                             (225)              (333)
   offering costs (3)                                                                    _________          _________
Net assets                                                                               $ 145,600           $143,486
                                                                                         =========          =========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $2,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the eleven Trusts in FT 252, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0150 and $.0225 per Unit for the Global Target 15 Trust and the Global Target 30 Trust, respectively, based upon the expected number of Units to be created of each respective Trust. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from a Trust ($.175 per Unit), payable to the Sponsor in ten equal monthly installments beginning on August 20, 1998 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 1999. If Units are redeemed prior to May 20, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?" in Part II of the Prospectus.

                                                 Statements of Net Assets


                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                                        Global Target 15   Global Target 30
                                                                                        Premier Trust      Premier Trust
                                                                                        July 1998 Series   July 1998 Series
                                                                                        _______________    _______________
NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)               $ 148,449          $ 146,407
                                                                                        _________          _________
Less accrued organizational and offering costs (3)                                           (337)              (333)
Less liability for deferred sales charge (4)                                               (3,749)            (3,697)
                                                                                        _________          _________
Net assets                                                                              $ 144,363          $ 142,377
                                                                                        =========          =========
Units outstanding                                                                          14,995             14,788

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                   $ 149,948          $ 147,886
Less sales charge (5)                                                                     (5,248)             (5,176)
                                                                                        _________          _________
Less estimated organizational and                                                           (337)               (333)
   offering costs (3)                                                                   _________          _________
Net assets                                                                              $ 144,363          $ 142,377
                                                                                        ========           =========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $2,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the eleven Trusts in FT 252, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity
Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0225 and $.0225 per Unit for the Global Target 15 Premier Trust and the Global Target 30 Premier Trust, respectively, based upon the expected number of Units to be created of each respective Trust. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from a Trust ($.250 per Unit), payable to the Sponsor in ten equal monthly installments beginning on August 20, 1998 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 1999. If Units are redeemed prior to May 20, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of 3.50% of the Public Offering Price (equivalent to 3.535% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?" in Part II of the Prospectus.

                                                  Schedule of Investments

                            THE DOW 5 (sm) TARGET TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    _____________    _________
522          T   AT&T Corporation                                   20%             56.875       $ 29,689          2.32%
567          CAT Caterpillar Inc.                                   20%             52.375         29,697          2.29%
435          GM  General Motors Corporation                         20%             68.250         29,689          2.93%
693          IP  International Paper Company                        20%             42.875         29,712          2.33%
755          MO  Philip Morris Companies, Inc.                      20%             39.313         29,681          4.07%
                                                                   ____                          ________
                 Total Investments                                 100%                          $148,468
                                                                   ====                          ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of July 30, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on June 29, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,468. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,444 and $1,976, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments

                   THE DOW 10 (sm) TARGET  TRUST, JULY 1998 SERIES FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    ___________      _________
261          T   AT&T Corporation                                   10%             $ 56.875     $ 14,844         2.32%
284          CAT Caterpillar Inc.                                   10%               52.375       14,874         2.29%
180          CHV Chevron Corporation                                10%               82.500       14,850         2.96%
210          EK  Eastman Kodak Company                              10%               70.813       14,871         2.49%
208          XON Exxon Corporation                                  10%               71.563       14,885         2.29%
218          GM  General Motors Corporation                         10%               68.250       14,879         2.93%
346          IP  International Paper Company                        10%               42.875       14,835         2.33%
179          MMM Minnesota Mining & Manufacturing
                 Company                                            10%               83.188       14,891         2.64%
125          JPM J.P. Morgan & Company, Inc.                        10%              118.813       14,852         3.20%
378          MO  Philip Morris Companies, Inc.                      10%               39.313       14,860         4.07%
                                                                   ____                          ________
                 Total Investments                                 100%                          $148,641
                                                                   ====                          ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of July 30, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on June 29, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,641. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,772 and $2,131, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments


                                        TARGET 25 TRUST, JULY 1998 SERIES
                                                                   FT 252
  At the Opening of Business on the Initial Date of Deposit-June 30, 1998


                                                                      Percentage
Number                                                                of Aggregate  Market       Cost of Equity     Current
of        Ticker Symbol and                                           Offering      Value per    Securities         Dividend
Shares    Name and Issuer of Equity Securities (1)                    Price         Share        to Trust (2)       Yield (3)
______    _______________________________________                     ___________   _______      ___________        _________
106       CBE       Cooper Industries, Inc.                             4%          $56.125      $  5,949           2.35%
168       DNB       Dun & Bradstreet Corporation (4)                    4%           35.313         5,933           2.49%
 76       ETN       Eaton Corporation                                   4%           77.813         5,914           2.26%
156       FO        Fortune Brands, Inc.                                4%           38.063         5,938           2.21%
122       GR        B.F. Goodrich Company                               4%           48.750         5,947           2.26%
105       HNZ       H.J. Heinz Company                                  4%           56.438         5,926           2.23%
146       HPC       Hercules, Inc.                                      4%           40.750         5,949           2.65%
347       HLR       Hollinger International, Inc. (Class A)             4%           17.125         5,942           2.34%
155       K         Kellogg Company                                     4%           38.313         5,939           2.35%
132       KMB       Kimberly-Clark Corporation                          4%           44.875         5,924           2.23%
115       NSI       National Service Industries, Inc.                   4%           51.750         5,951           2.40%
128       PNU       Pharmacia & Upjohn, Inc.                            4%           46.313         5,928           2.33%
123       P         Phillips Petroleum Company                          4%           48.375         5,950           2.81%
351       RPM       RPM Inc.                                            4%           16.938         5,945           2.64%
133       RYN       Rayonier, Inc.                                      4%           44.688         5,944           2.77%
108       RLM       Reynolds Metals Company                             4%           55.250         5,967           2.53%
154       SUN       Sun Company, Inc.                                   4%           38.563         5,939           2.59%
135       SVU       SUPERVALU, Inc.                                     4%           44.125         5,957           2.36%
107       TRW       TRW, Inc.                                           4%           55.625         5,952           2.23%
113       TIN       Temple-Inland, Inc.                                 4%           52.625         5,947           2.43%
123       TNB       Thomas & Betts Corporation                          4%           48.188         5,927           2.32%
189       TKR       Timken Company                                      4%           31.375         5,930           2.29%
173       MRO       USX-Marathon Group                                  4%           34.250         5,925           2.45%
258       UFC       Universal Foods Corporation                         4%           23.063         5,950           2.30%
162       WMK       Weis Markets, Inc.                                  4%           36.750         5,953           2.61%
                                                                      ____                       ________
                          Total Investments                           100%                       $148,526
                                                                      ====                       ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of July 30, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on June 29, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,526. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,650 and $124, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

(4) Dun & Bradstreet Corporation has announced that it will complete the spin-off of its R.H. Donnelley unit to its shareholders on June 30, 1998. Each shareholder of Dun & Bradstreet Corporation will receive one share of R.H. Donnelley corporation for each share of Dun & Bradstreet Corporation held. Thus, as of the close of business on June 30, 1998, the Trust will own shares of both Dun & Bradstreet Corporation and R.H. Donnelley Corporation.

                                                  Schedule of Investments

                                 TARGET SMALL-CAP TRUST, JULY 1998 SERIES
                                                                   FT 252
  At the Opening of Business on the Initial Date of Deposit-June 30, 1998


Number                                                                       Percentage       Market       Cost of Equity
of         Ticker Symbol and                                                 of Aggregate     Value per    Securities
Shares     Name of Issuer of Equity Securities (1)                           Offering Price   Share        to Trust (2)
______    _______________________________________                            ____________     _________    ____________
156       AD        ADVO, Inc.                                               3.01%            $28.625      $  4,465
 83       AFCX      AFC Cable Systems, Inc.                                  2.02%             36.188         3,004
751       AS        ARMCO, Inc.                                              3.19%              6.313         4,741
 67       ABDR      Abacus Direct Corporation                                2.39%             53.000         3,551
117       HSTR      American Homestar Corporation                            1.91%             24.250         2,837
142       CAKE      The Cheesecake Factory, Inc.                             2.06%             21.563         3,062
120       CBH       Commerce Bancorp, Inc.                                   4.63%             57.375         6,885
148       CES       Commonwealth Energy Systems                              3.77%             37.813         5,596
102       COO       Cooper Companies, Inc.                                   2.52%             36.750         3,749
 60       CXR       Cox Radio, Inc. (Class A)                                1.76%             43.500         2,610
 77       ENGL      Engle Homes, Inc.                                        0.79%             15.250         1,174
 73       FED       FirstFed Financial Corporation                           2.56%             52.188         3,810
124       FLEXF     Flextronics International Ltd. (3)                       3.67%             43.938         5,448
175       GGG       Graco, Inc.                                              4.00%             33.938         5,939
211       HARB      Harbor Florida Bancshares, Inc.                          1.70%             11.938         2,519
 80       ITIG      Intelligroup, Inc.                                       0.93%             17.250         1,380
308       IFSIA     Interface, Inc. (Class A)                                3.89%             18.750         5,775
186       INTL      Inter-Tel, Inc. (Series A)                               2.07%             16.500         3,069
110       FORMF     JetForm, Inc. (Class A) (3)                              1.62%             21.875         2,406
197       FEET      Just For Feet, Inc.                                      3.79%             28.625         5,639
 71       LCE       Lone Star Industries, Inc.                               3.61%             75.563         5,365
 62       MFAC      Market Facts, Inc.                                       0.89%             21.250         1,318
122       NDN       99 Cents Only Stores                                     3.44%             41.875         5,109
 61       NEWP      Newport Corporation                                      0.82%             20.000         1,220
 71       ASGN      On Assignment, Inc.                                      1.66%             34.750         2,467
117       OCQ       Oneida Ltd.                                              2.24%             28.500         3,334
 74       PRLS      Peerless Systems Corporation                             1.15%             23.125         1,711
106       PHYS      Physio-Control International Corporation                 1.87%             26.250         2,783
187       CHX       Pilgrims Pride Corporation                               2.47%             19.625         3,670
 96       PTX       Pillowtex Corporation                                    2.45%             37.875         3,636
177       PRMS      Premisys Communications, Inc.                            3.08%             25.875         4,580
 47       PTZ       Pulitzer Publishing Company                              2.76%             87.250         4,101
198       SLI       SLI, Inc.                                                3.56%             26.750         5,297
 78       SCR/A     Sea Containers Ltd. (Class A) (3)                        2.01%             38.250         2,984
146       SIVB      Silicon Valley Bancshares                                3.39%             34.500         5,037
133       SONC      Sonic Corporation                                        2.00%             22.375         2,976
109       SUT       Superior Telecom, Inc.                                   3.04%             41.500         4,523
 94       TGIC      Triad Guaranty, Inc.                                     2.14%             33.875         3,184
 97       UIL       United Illuminating Company                              3.39%             51.938         5,038
 85       OATS      Wild Oats Markets, Inc.                                  1.75%             30.625         2,603
                                                                           _______                        _________
                            Total Investments                                 100%                        $ 148,595
                                                                           =======                        =========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of July 30, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on June 29, 1998, the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,595. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,381 and $786, respectively.

(3)This Equity Security represents the common stock of a foreign company which trades directly on a United States securities exchange.

                                                  Schedule of Investments


                    THE DOW 5 (sm) PREMIER TARGET TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    _____________    _________
522          T   AT&T Corporation                                   20%             56.875       $ 29,689          2.32%
567          CAT Caterpillar Inc.                                   20%             52.375         29,697          2.29%
435          GM  General Motors Corporation                         20%             68.250         29,689          2.93%
693          IP  International Paper Company                        20%             42.875         29,712          2.33%
755          MO  Philip Morris Companies, Inc.                      20%             39.313         29,681          4.07%
                                                                   ____                          ________
                 Total Investments                                 100%                          $148,468
                                                                   ====                          ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of January 31, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on June 29, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,468. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,444 and $1,976, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments

                   THE DOW 10 (sm) PREMIER TARGET TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    ___________      _________
261          T   AT&T Corporation                                   10%             $ 56.875     $ 14,844         2.32%
284          CAT Caterpillar Inc.                                   10%               52.375       14,874         2.29%
180          CHV Chevron Corporation                                10%               82.500       14,850         2.96%
210          EK  Eastman Kodak Company                              10%               70.813       14,871         2.49%
208          XON Exxon Corporation                                  10%               71.563       14,885         2.29%
218          GM  General Motors Corporation                         10%               68.250       14,879         2.93%
346          IP  International Paper Company                        10%               42.875       14,835         2.33%
179          MMM Minnesota Mining & Manufacturing
                 Company                                            10%               83.188       14,891         2.64%
125          JPM J.P. Morgan & Company, Inc.                        10%              118.813       14,852         3.20%
378          MO  Philip Morris Companies, Inc.                      10%               39.313       14,860         4.07%
                                                                   ____                          ________
                 Total Investments                                 100%                          $148,641
                                                                   ====                          ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of January 31, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on June 29, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,641. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,772 and $2,131, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments

                                TARGET 25 PREMIER TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                      Percentage
Number                                                                of Aggregate  Market       Cost of Equity     Current
of        Ticker Symbol and                                           Offering      Value per    Securities         Dividend
Shares    Name and Issuer of Equity Securities (1)                    Price         Share        to Trust (2)       Yield (3)
______    _______________________________________                     ___________   _______      ___________        _________
106       CBE       Cooper Industries, Inc.                             4%          $56.125      $  5,949           2.35%
168       DNB       Dun & Bradstreet Corporation (4)                    4%           35.313         5,933           2.49%
 76       ETN       Eaton Corporation                                   4%           77.813         5,914           2.26%
156       FO        Fortune Brands, Inc.                                4%           38.063         5,938           2.21%
122       GR        B.F. Goodrich Company                               4%           48.750         5,947           2.26%
105       HNZ       H.J. Heinz Company                                  4%           56.438         5,926           2.23%
146       HPC       Hercules, Inc.                                      4%           40.750         5,949           2.65%
347       HLR       Hollinger International, Inc. (Class A)             4%           17.125         5,942           2.34%
155       K         Kellogg Company                                     4%           38.313         5,939           2.35%
132       KMB       Kimberly-Clark Corporation                          4%           44.875         5,924           2.23%
115       NSI       National Service Industries, Inc.                   4%           51.750         5,951           2.40%
128       PNU       Pharmacia & Upjohn, Inc.                            4%           46.313         5,928           2.33%
123       P         Phillips Petroleum Company                          4%           48.375         5,950           2.81%
351       RPM       RPM Inc.                                            4%           16.938         5,945           2.64%
133       RYN       Rayonier, Inc.                                      4%           44.688         5,944           2.77%
108       RLM       Reynolds Metals Company                             4%           55.250         5,967           2.53%
154       SUN       Sun Company, Inc.                                   4%           38.563         5,939           2.59%
135       SVU       SUPERVALU, Inc.                                     4%           44.125         5,957           2.36%
107       TRW       TRW, Inc.                                           4%           55.625         5,952           2.23%
113       TIN       Temple-Inland, Inc.                                 4%           52.625         5,947           2.43%
123       TNB       Thomas & Betts Corporation                          4%           48.188         5,927           2.32%
189       TKR       Timken Company                                      4%           31.375         5,930           2.29%
173       MRO       USX-Marathon Group                                  4%           34.250         5,925           2.45%
258       UFC       Universal Foods Corporation                         4%           23.063         5,950           2.30%
162       WMK       Weis Markets, Inc.                                  4%           36.750         5,953           2.61%
                                                                      ____                       ________
                          Total Investments                           100%                       $148,526
                                                                      ====                       ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of January 31, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on June 29, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,526. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,650 and $124, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

(4) Dun & Bradstreet Corporation has announced that it will complete the spin-off of its R.H. Donnelley unit to its shareholders on June 30, 1998. Each shareholder of Dun & Bradstreet Corporation will receive one share of R.H. Donnelley corporation for each share of Dun & Bradstreet Corporation held. Thus, as of the close of business on June 30, 1998, the Trust will own shares of both Dun & Bradstreet Corporation and R.H. Donnelley Corporation.

                                                   Schedule of Investments


                                 GLOBAL TARGET 15 TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                      Percentage
Number                                                                of Aggregate   Market        Cost of Equity    Current
of                                                                    Offering       Value per     Securities to     Dividend
Shares      Name of Issuer of Equity Securities (1)                   Price          Share         the Trust (2)     Yield (3)
______      _______________________________________                   ___________    ________      _____________     ________
            DJIA COMPANIES:
            _______________
   174      AT&T Corporation                                          6.67%           $56.875      $  9,896           2.32%
   189      Caterpillar Inc.                                          6.67%            52.375         9,899           2.29%
   145      General Motors Corporation                                6.67%            68.250         9,896           2.93%
   231      International Paper Company                               6.67%            42.875         9,904           2.33%
   252      Philip Morris Companies, Inc.                             6.67%            39.313         9,907           4.07%

            FT INDEX COMPANIES:
            ___________________
 3,568      BTR Plc                                                   6.67%             2.775         9,900           7.10%
 1,705      Blue Circle Industries Plc                                6.67%             5.808         9,902           4.16%
 1,158      General Electric Company Plc                              6.67%             8.549         9,900           3.25%
 1,125      Scottish Power Plc                                        6.67%             8.799         9,899           4.83%
 1,238      Tate & Lyle Plc                                           6.67%             7.999         9,903           3.54%

            HANG SENG INDEX COMPANIES:
            _________________________
15,000      Amoy Properties Limited                                   6.59%             0.652         9,779           9.50%
19,000      Henderson Investment Ltd.                                 6.61%             0.516         9,812          10.50%
20,000      Hong Kong and Shanghai Hotels, Limited                    6.69%             0.497         9,941           9.87%
28,000      Sino Land Company                                         6.57%             0.349         9,760           9.63%
17,000      Wheelock & Company, Ltd.                                  6.84%             0.597        10,151           9.41%
                                                                     ______                        ________
                 Total Investments                                     100%                        $148,449
                                                                     ======                        ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of July 30, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on June 29, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $148,449. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,637 and $1,188, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, and dividing the result by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

                                                  Schedule of Investments


                                 GLOBAL TARGET 30 TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                      Percentage
Number                                                                of Aggregate   Market       Cost of Equity    Current
of                                                                    Offering       Value per    Securities to     Dividend
Shares      Name of Issuer of Equity Securities (1)                   Price          Share        the Trust (2)     Yield (3)
______      _______________________________________                   ___________    ________     ____________      ________
            DJIA COMPANIES:
            _______________
    87      AT&T Corporation                                          3.38%          $ 56.875     $  4,948           2.32%
    95      Caterpillar Inc.                                          3.40%            52.375        4,976           2.29%
    60      Chevron Corporation                                       3.38%            82.500        4,950           2.96%
    70      Eastman Kodak Company                                     3.39%            70.813        4,957           2.49%
    69      Exxon Corporation                                         3.37%            71.563        4,938           2.29%
    73      General Motors Corporation                                3.40%            68.250        4,982           2.93%
   115      International Paper Company                               3.37%            42.875        4,931           2.33%
    60      Minnesota Mining & Manufacturing Company                  3.41%            83.188        4,991           2.64%
    42      J.P. Morgan & Company, Inc.                               3.41%           118.813        4,990           3.20%
   126      Philip Morris Companies, Inc.                             3.38%            39.313        4,953           4.07%

            FT INDEX COMPANIES:
            ___________________
   525      Allied Domecq Plc                                         3.38%             9.432        4,952           4.37%
   358      BOC Plc                                                   3.38%            13.832        4,952           4.19%
 1,784      BTR Plc                                                   3.38%             2.775        4,950           7.10%
   852      Blue Circle Industries Plc                                3.38%             5.808        4,948           4.16%
   579      General Electric Company Plc                              3.38%             8.549        4,950           3.25%
   274      National Westminster Bank Plc                             3.38%            18.065        4,950           3.71%
   345      Peninsular & Oriental Steam Navigation Company            3.38%            14.332        4,945           4.43%
   485      Royal & Sun Alliance Insurance Group                      3.38%            10.199        4,946           3.72%
   563      Scottish Power Plc                                        3.38%             8.799        4,954           4.83%
   619      Tate & Lyle Plc                                           3.38%             7.999        4,951           3.54%

             HANG SENG INDEX COMPANIES:
             __________________________
 7,500       Amoy Properties Limited                                  3.34%             0.652        4,890           9.50%
 6,000       Great Eagle Holdings Ltd.                                3.68%             0.897        5,383           8.35%
 5,000       Hang Lung Development Company                            3.40%             0.994        4,970           9.68%
 9,000       Henderson Investment Ltd.                                3.17%             0.516        4,648          10.50%
 1,000       Henderson Land Development Company Ltd.                  2.25%             3.292        3,292           9.73%
 9,000       Hong Kong and Shanghai Hotels, Limited                   3.06%             0.497        4,473           9.87%
 6,000       Hysan Development Company Ltd.                           3.47%             0.846        5,074          14.89%
14,000       Sino Land Company                                        3.33%             0.349        4,880           9.63%
 5,000       Wharf Holdings Ltd.                                      3.35%             0.981        4,906          10.26%
 8,000       Wheelock & Company, Ltd.                                 3.26%             0.597        4,777           9.41%
                                                                     ______                       ________
                           Total Investments                           100%                       $146,407
                                                                     ======                       ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of July 30, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on June 29, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $146,407. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $147,465 and $1,058, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, and dividing the result by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

                                                  Schedule of Investments


                         GLOBAL TARGET 15 PREMIER TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                      Percentage
Number                                                                of Aggregate   Market        Cost of Equity    Current
of                                                                    Offering       Value per     Securities to     Dividend
Shares      Name of Issuer of Equity Securities (1)                   Price          Share         the Trust (2)     Yield (3)
______      _______________________________________                   ___________    ________      _____________     ________
            DJIA COMPANIES:
            _______________
   174      AT&T Corporation                                          6.67%           $56.875      $  9,896           2.32%
   189      Caterpillar Inc.                                          6.67%            52.375         9,899           2.29%
   145      General Motors Corporation                                6.67%            68.250         9,896           2.93%
   231      International Paper Company                               6.67%            42.875         9,904           2.33%
   252      Philip Morris Companies, Inc.                             6.67%            39.313         9,907           4.07%

            FT INDEX COMPANIES:
            ___________________
 3,568      BTR Plc                                                   6.67%             2.775         9,900           7.10%
 1,705      Blue Circle Industries Plc                                6.67%             5.808         9,902           4.16%
 1,158      General Electric Company Plc                              6.67%             8.549         9,900           3.25%
 1,125      Scottish Power Plc                                        6.67%             8.799         9,899           4.83%
 1,238      Tate & Lyle Plc                                           6.67%             7.999         9,903           3.54%

            HANG SENG INDEX COMPANIES:
            _________________________
15,000      Amoy Properties Limited                                   6.59%             0.652         9,779           9.50%
19,000      Henderson Investment Ltd.                                 6.61%             0.516         9,812          10.50%
20,000      Hong Kong and Shanghai Hotels, Limited                    6.69%             0.497         9,941           9.87%
28,000      Sino Land Company                                         6.57%             0.349         9,760           9.63%
17,000      Wheelock & Company, Ltd.                                  6.84%             0.597        10,151           9.41%
                                                                     ______                        ________
                 Total Investments                                     100%                        $148,449
                                                                     ======                        ========
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of January 31, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on June 29, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $148,449. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,637 and $1,188
 , respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, and dividing the result by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

                                                  Schedule of Investments


                         GLOBAL TARGET 30 PREMIER TRUST, JULY 1998 SERIES
                                                                   FT 252
                                        At the Opening of Business on the
                                    Initial Date of Deposit-June 30, 1998


                                                                      Percentage
Number                                                                of Aggregate   Market       Cost of Equity    Current
of                                                                    Offering       Value per    Securities to     Dividend
Shares      Name of Issuer of Equity Securities (1)                   Price          Share        the Trust (2)     Yield (3)
______      _______________________________________                   ___________    ________     _____________     ________
            DJIA COMPANIES:
            _______________
    87      AT&T Corporation                                          3.38%          $ 56.875     $  4,948           2.32%
    95      Caterpillar Inc.                                          3.40%            52.375        4,976           2.29%
    60      Chevron Corporation                                       3.38%            82.500        4,950           2.96%
    70      Eastman Kodak Company                                     3.39%            70.813        4,957           2.49%
    69      Exxon Corporation                                         3.37%            71.563        4,938           2.29%
    73      General Motors Corporation                                3.40%            68.250        4,982           2.93%
   115      International Paper Company                               3.37%            42.875        4,931           2.33%
    60      Minnesota Mining & Manufacturing Company                  3.41%            83.188        4,991           2.64%
    42      J.P. Morgan & Company, Inc.                               3.41%           118.813        4,990           3.20%
   126      Philip Morris Companies, Inc.                             3.38%            39.313        4,953           4.07%

            FT INDEX COMPANIES:
            ___________________
   525      Allied Domecq Plc                                         3.38%             9.432        4,952           4.37%
   358      BOC Plc                                                   3.38%            13.832        4,952           4.19%
 1,784      BTR Plc                                                   3.38%             2.775        4,950           7.10%
   852      Blue Circle Industries Plc                                3.38%             5.808        4,948           4.16%
   579      General Electric Company Plc                              3.38%             8.549        4,950           3.25%
   274      National Westminster Bank Plc                             3.38%            18.065        4,950           3.71%
   345      Peninsular & Oriental Steam Navigation Company            3.38%            14.332        4,945           4.43%
   485      Royal & Sun Alliance Insurance Group                      3.38%            10.199        4,946           3.72%
   563      Scottish Power Plc                                        3.38%             8.799        4,954           4.83%
   619      Tate & Lyle Plc                                           3.38%             7.999        4,951           3.54%

            HANG SENG INDEX COMPANIES:
            __________________________
 7,500      Amoy Properties Limited                                   3.34%             0.652        4,890           9.50%
 6,000      Great Eagle Holdings Ltd.                                 3.68%             0.897        5,383           8.35%
 5,000      Hang Lung Development Company                             3.40%             0.994        4,970           9.68%
 9,000      Henderson Investment Ltd.                                 3.17%             0.516        4,648          10.50%
 1,000      Henderson Land Development Company Ltd.                   2.25%             3.292        3,292           9.73%
 9,000      Hong Kong and Shanghai Hotels, Limited                    3.06%             0.497        4,473           9.87%
 6,000      Hysan Development Company Ltd.                            3.47%             0.846        5,074          14.89%
14,000      Sino Land Company                                         3.33%             0.349        4,880           9.63%
 5,000      Wharf Holdings Ltd.                                       3.35%             0.981        4,906          10.26%
 8,000      Wheelock & Company, Ltd.                                  3.26%             0.597        4,777           9.41%
                                                                     ______                       ________
                           Total Investments                           100%                       $146,407
                                                                     ======                       ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on June 30, 1998. The Trust has a mandatory termination date of January 31, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on June 29, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $146,407. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $147,465 and $1,058, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, and dividing the result by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

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Page 29

                 This page is intentionally left blank.

Page 30

                 This page is intentionally left blank.

Page 31

                   FIRST TRUST (registered trademark)


                THE DOW 5 (sm) TARGET TRUST, JULY 1998 SERIES
               THE DOW 10 (sm) TARGET TRUST, JULY 1998 SERIES
                    TARGET 25 TRUST, JULY 1998 SERIES
                TARGET SMALL-CAP TRUST, JULY 1998 SERIES
            THE DOW 5 (sm) PREMIER TARGET TRUST, JULY 1998 SERIES THE DOW 10 (sm) PREMIER TARGET TRUST, JULY 1998 SERIES
                TARGET 25 PREMIER TRUST, JULY 1998 SERIES
                GLOBAL TARGET 15 TRUST, JULY 1998 SERIES
                GLOBAL TARGET 30 TRUST, JULY 1998 SERIES
           GLOBAL TARGET 15 PREMIER TRUST, JULY 1998 SERIES
            GLOBAL TARGET 30 PREMIER TRUST, JULY 1998 SERIES


                               Prospectus
                                 Part I

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              June 30, 1998


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 32


Part II of II

                           TARGET TRUST SERIES
                                FT Series

                           Prospectus Part II


                           Dated June 30, 1998


THIS PART II OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS IN THE FORM OF AN "INFORMATION SUPPLEMENT" MAY BE OBTAINED BY CALLING THE TRUSTEE AT 1-800-682-7520.

What is the FT Series?

The FT Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth in Part I of this Prospectus. These underlying trusts are designated herein as the "Target 5 Trust," "Target 10 Trust," "Target 25 Trust," "Target Small-Cap Trust," "Target 5 Premier Trust," "Target 10 Premier Trust," "Target 25 Premier Trust," "Global Target 15 Trust," "Global Target 15 Premier Trust," "Global Target 30 Trust" and "Global Target 30 Premier Trust" and may sometimes be referred to individually as a "Trust" and collectively as the "Trusts." The Target 5 Trust, Target 10 Trust, Target 25 Trust, Target Small-Cap Trust, The Dow Target 5 Premier Trust, The Dow Target 10 Premier Trust and Target 25 Premier Trust may sometimes be referred to individually as a "Domestic Trust" and collectively as the "Domestic Trusts" while the Global Target 15 Trust, Global Target 15 Premier Trust, Global Target 30 Trust and Global Target 30 Premier Trust may sometimes be referred to individually as an "International Trust" and collectively as the "International Trusts." With the exception of the Target 5 Premier Trust, Target 10 Premier Trust, Target 25 Premier Trust, Global Target 15 Premier Trust and Global Target 30 Premier Trust (collectively, the "Premier Trusts"), each Trust has a Mandatory Termination Date of approximately 13 months from the date of Part I of this Prospectus as set forth under "Summary of Essential Information" in Part I of this Prospectus. The Premier Trusts each have a Mandatory Termination Date of approximately 19 months from the date of Part I of this Prospectus set forth under "Summary of Essential Information" in Part I of this Prospectus. Trusts with a Mandatory Termination Date of approximately 13 months from the date of
Part I of this Prospectus may be collectively referred to herein as the "Traditional Trusts." Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    First Trust (registered trademark)
                             1-800-621-9533

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio, as set forth in
Part I of this Prospectus under "Schedule of Investments" for each Trust. Following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit by the Sponsor of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.


To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"


What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trusts, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information" in Part I, the Sponsor will not receive any fees in connection with its activities relating to the Trusts.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information" in Part I of this Prospectus, for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information" in Part I of this Prospectus.

The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in the "Summary of Essential Information" in Part I. Such fee will be based upon the largest number of Units of such Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units in a Trust outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."

The fees described above are payable from the Income Account of a Trust to the extent funds are available, and then from the Capital Account of such Trust. Since funds being held in the Capital and Income Accounts are for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by a Trust: a quarterly fee payable by the Target 5 Trusts and the Target 10 Trusts for a license from Dow Jones & Company, Inc. for the use by the Trust of certain trademarks and trade names of Dow Jones & Company, Inc.; all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of a Trust; foreign custodial and transaction fees, if any, in the case of the International Trusts; all taxes and other government charges imposed upon the Equity Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of a Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. Trusts which contain FT Index stocks will report as gross income earned by U.S. Unit holders their pro rata share of dividends received by such Trust as well as their pro rata share of the associated Tax Credit Amount (as defined in "United Kingdom Taxation" below), notwithstanding that it is not certain that U.S. Unit holders will receive any refund of U.K. taxes.

The Sponsor has been advised by the Trustee that a U.S. Unit holder may not be able to obtain directly any Treaty Payments (as described in "United Kingdom Taxation" below) to which he or she is entitled under the U.S.-U.K. Treaty, but that the U.K. Inland Revenue has approved a special procedure whereby the trustees of funds such as the Global Target 15 Trusts and Global Target 30 Trusts may be entitled to claim Treaty Payments on behalf of U.S. investors. To the extent the Trustee obtains Treaty Payments, U.S. Unit holders will report as gross income earned their pro rata portion of dividends received by such Trusts as well as the amount of the associated tax credit. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign tax credits that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits. In addition, IRAs and other plans addressed below under "Are Investments in the Trusts Eligible for Retirement Plans?" should note that they are not eligible to claim any Treaty Payment (as defined below under United Kingdom Taxation). For purposes of the following discussion and opinions, it is assumed that each Equity Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?-Distribution Reinvestment Option."

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind Distribution of stock is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisers with regard to the calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of a Trust (the "New Trusts"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of each of the Trusts) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult their tax advisors regarding the limitations on the deductibility of Trust expenses.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.


In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 1,000 Units of a Domestic Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of such Domestic Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by a Domestic Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Domestic Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Domestic Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because a Domestic Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by such Domestic Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by such Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest to the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trusts.

It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States income tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts.

Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to United States federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential state or local taxation with respect to the Units.

UNITED KINGDOM TAXATION

Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, United Kingdom special counsel to the Sponsor, based on the terms of the Global Target 15 Trusts and the Global Target 30 Trusts as described herein and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes the U.K. tax consequences to certain U.S. Unit holders who beneficially hold Units in the Global 15 Target Trusts or Global Target 30 Trusts as capital assets. This summary is based upon current U.S. law, U.K. taxation law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to income and capital gains (the "Treaty") and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty"). The summary is a general guide only and is subject to any changes in U.K. or U.S. law or the practice relating thereto, and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unit holders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units in the Global Target 15 Trusts or Global Target 30 Trusts.

Taxation of Dividends. Where a U.K. resident individual receives a dividend from a U.K. company (other than a foreign income dividend (see below)), such individual is generally entitled to a tax credit, which may be offset against such individual's U.K. taxes or, in certain circumstances, repaid. Under the Treaty, a U.S. Unit holder who is resident in the U.S. for the purposes of the Treaty may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit.

For dividends paid before April 6, 1999, the tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit Amount"). Although such a U.S. Unit holder who held shares directly in a company resident in the U.K. for the purposes of the Treaty could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment") pursuant to the terms of the Treaty, the ability of such a U.S. Unit holder who holds Units in the Global Target 15 Trusts or Global Target 30 Trusts to claim such a Treaty Payment relating to the dividends received on the Equity Securities listed in the FT Index is unclear where dividend payments are made directly to an entity such as the Global Target 15 Trusts or Global Target 30 Trusts. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S. Unit holder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. company pays the dividend to an entity such as the Global Target 15 Trusts or Global Target 30 Trusts unless a specific procedure is negotiated in advance with the U.K. Inland Revenue (see "What is the Federal Tax Status of Unit Holders?"). In the absence of agreeing to such a special procedure, U.S. Unit holders should note that they may not in practice be able to claim a Treaty Payment relating to the dividends received on the Equity Securities listed in the FT Index held in the Global Target 15 Trusts or Global Target 30 Trusts from the U.K. Inland Revenue.

For dividends paid on or after April 6, 1999, the tax credit is to be reduced to one-ninth of the dividend. U.S. Unit holders should note that it will not therefore be possible to claim a Treaty Payment in respect of dividends paid on or after April 6, 1999 on the Equity Securities listed in the FT Index held in the Global 15 Target Trusts or Global Target 30 Trusts.


A U.K. company may elect to pay a dividend as a foreign income dividend rather than as an ordinary dividend. If a company, the shares of which are held in the Global Target 15 Trusts or Global Target 30 Trusts, pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unit holder would not be entitled to any repayment of a tax credit under the Treaty. No election to pay a dividend as a foreign income dividend may be made in respect of dividends paid by a U.K. company on or after April 6, 1999.


Taxation of Capital Gains. U.S. Unit holders who are not resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for use by such branch or agency.

U.K. Inheritance Tax. An individual Unit holder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in the Global 15 Target Trusts or Global Target 30 Trusts on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by the individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Stamp Tax. In connection with a transfer of Equity Securities listed in the FT Index and held in the Global Target 15 Trusts or Global Target 30 Trusts, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Equity Securities. Upon acquisition of the Equity Securities in the Global Target 15 Trusts or Global Target 30 Trusts, such Trust paid such tax. It is anticipated that upon the sale of such Equity Securities such tax will be paid by the purchaser thereof and not by the Global Target 15 Trusts or Global Target 30 Trusts, respectively.

HONG KONG TAXATION

The following summary describes the Hong Kong tax consequences relating to those Equity Securities held by the Global Target 15 Trust or Global Target 30 Trust and listed on the Hang Seng Index under existing law to U.S. Unit holders of Units of the Global Target 15 Trust or Global Target 30 Trust. This discussion is for general purposes only and assumes that such Unit holder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unit holders should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust applicable to their particular circumstances.

Taxation of Dividends. Amounts in respect of dividends paid to Unit holders of the Global Target 15 Trust or Global Target 30 Trust relating to those Equity Securities listed on the Hang Seng Index are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. A Unit holder of the Global Target 15 Trust or Global Target 30 Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of his or her Units.

Hong Kong Estate Duty. Units of the Global Target 15 Trust or Global Target 30 Trust will not give rise to a liability to Hong Kong estate duty.

Are Investments in the Trusts Eligible for Retirement Plans?

Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The objective of each of the Trusts is to provide an above-average total return. With the exception of the Target Small-Cap Trust, each Trust seeks to achieve its stated objective through a combination of capital appreciation and dividend income. The Target Small-Cap Trust seeks to achieve its stated objective through capital appreciation. While the objectives of the Trusts are the same, each Trust follows a different investment strategy (set forth below) in order to achieve its stated objective.

Domestic Trusts

Both the Target 5 Trust and the Target 5 Premier Trust consist of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of the Domestic Stock Selection Date.

Both the Target 10 Trust and the Target 10 Premier Trust consist of the ten common stocks in the DJIA that have the highest dividend yield as of the Domestic Stock Selection Date.

Both the Target 25 Trust and the Target 25 Premier Trust consist of a portfolio of 25 common stocks selected through the following four-step process (the "Target 25 Strategy") from a pre-screened subset of the stocks listed on the NYSE as of the Target 25 Trust Stock Selection Date. The first step begins by selecting all the dividend-paying stocks listed on the New York Stock Exchange (excluding financial, transportation and utility stocks, American Depositary Receipts, limited partnerships and any stock included in the Dow Jones Industrial Average). The second step ranks the stocks from highest to lowest market capitalization, and the 400 highest market cap stocks are selected. The third step then ranks the 400 stocks from highest to lowest dividend yield, and the 75 highest dividend-yielding stocks are chosen. Step four takes these remaining 75 stocks, discards the 50 highest dividend-yielding stocks and the remaining 25 stocks are selected for the portfolio. In addition, companies which, based on publicly available information as of the Target 25 Trust Stock Selection Date, are the subject of an announced business combination which is expected to be concluded within six months of the Initial Date of Deposit, have been excluded from the Target 25 Trusts.

The Target Small-Cap Trust consists of a portfolio of 40 common stocks selected on the Target Small-Cap Trust Stock Selection Date through the following six-step process (the "Target Small-Cap Strategy"). The first step selects all U.S. registered corporations which trade on the NYSE, AMEX or Nasdaq (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts). The second step selects only those companies which, based on 1996 dollars, have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000. The third step selects those stocks with positive three-year sales growth. The fourth step selects those stocks whose most recent annual earnings are positive. The fifth step eliminates any stock whose price has appreciated by more than 75% in the last 12 months. Finally, from this list the 40 stocks with the greatest price appreciation in the last 12 months are purchased on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Trust. In each of the above steps, monthly and rolling quarterly data are used in place of annual figures where possible. In addition, companies which, based on publicly available information as of the Target Small-Cap Trust Stock Selection Date, are the subject of an announced business combination which is expected to be concluded within six months of the Initial Date of Deposit, have been excluded from the Target Small-Cap Trust.

International Trusts

The Portfolios of the Global Target 15 Trust, Global Target 15 Premier Trust, Global Target 30 Trust and Global Target 30 Premier Trust consist of 15 and 30 common stocks, respectively, of companies which are components of the DJIA, the FT Index or the Hang Seng Index, respectively. Specifically, the portfolio of both the Global Target 15 Trust and the Global Target 15 Premier Trust consist of common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the Domestic Stock Selection Date in the case of the DJIA stocks and the Foreign Stock Selection Date in the case of the FT Index stocks and Hang Seng Index stocks. The portfolio of both the Global Target 30 Trust and the Global Target 30 Premier Trust consist of common stocks of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the same business days as those used to establish the Global Target 15 Trust.

The yield for each Equity Security contained in a Domestic Trust (with the exception of the Target Small-Cap Trust, for which dividend yield is not a criterion for stock selection) or listed on the DJIA was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Domestic Stock Selection Date (or the Target 25 Trust Stock Selection Date in the case of the Target 25 Trust). The yield for each Equity Security listed on the FT Index or the Hang Seng Index was calculated by adding together the most recent interim and final dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Foreign Stock Selection Date. An investment in a Trust involves the purchase of a quality portfolio of attractive equities in one convenient purchase. Investing in stocks with high dividend yields may be effective in achieving certain of the Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of each comparative index as a group. Due to the short duration of the Trusts, there is no guarantee that either a Trust's objective will be achieved or that a Trust will provide for capital appreciation in excess of such Trust's expenses.

"Dow Jones Industrial Average, (SM)" "DJIA (SM)" and "Dow (SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of the Sponsor. None of the Trusts, including, and in particular, The Dow 5 (sm) Target Trust, The Dow 10 (sm) Target Trust, The Dow 5 (sm) Premier Target Trust and The Dow 10 (sm) Premier Target Trust, are endorsed, sold, or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such products.

In addition, the publishers of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), Ibbotson Small-Cap Index, FT Index and the Hang Seng Index are not affiliated with the Sponsor and have not participated in the creation of the Trusts or the selection of the Equity Securities included therein. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Any changes in the components of any of the respective indices or in the composition of the stocks listed on the NYSE, AMEX or Nasdaq made after the respective Stock Selection Date will not cause a change in the identity of the common stocks included in a Trust, including any additional Equity Securities deposited thereafter.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the respective Stock Selection Date. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may no longer be included in the respective index or Exchange, or may not currently meet a Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trusts if the selection process was to be performed again at a later time.

The Dow Jones Industrial Average (SM)

The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. However, on March 17, 1997 four companies were added to the DJIA replacing Bethlehem Steel Corporation, Texaco, Inc., Westinghouse Electric Corporation and Woolworth Corporation. The companies added to the DJIA were Hewlett-Packard Co., Johnson & Johnson, Travelers Group, Inc. and Wal-Mart Stores Inc. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. The following is a list of the companies which currently comprise the DJIA.

AT&T Corporation               Hewlett-Packard Co.
Allied Signal                  International Business Machines
                               Corporation
Aluminum Company of America    International Paper Company
American Express Company       Johnson & Johnson
Boeing Company                 McDonald's Corporation
Caterpillar Inc.               Merck & Company, Inc.
Chevron Corporation            Minnesota Mining & Manufacturing
                               Company
Coca-Cola Company              J.P. Morgan & Company, Inc.
Walt Disney Company            Philip Morris Companies, Inc.
E.I. du Pont de Nemours &      Procter & Gamble Company
Company
Eastman Kodak Company          Sears, Roebuck & Company
Exxon Corporation              Travelers Group, Inc.
General Electric Company       Union Carbide Corporation
General Motors Corporation     United Technologies Corporation
Goodyear Tire & Rubber Company Wal-Mart Stores, Inc.

The Financial Times Industrial Ordinary Share Index

The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The Financial Times Ordinary Index is calculated by FTSE International Ltd ("FTSE"). All copyright in the Index Constituent list vests in FTSE. The FT Index is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of the British industry and commerce. This index is an unweighted average of the share prices of selected companies, which are highly capitalized, major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the FT Index are made entirely by the editors of The Financial Times without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. However, on December 16, 1997 Diageo PLC and Scottish Power PLC replaced Guinness PLC and Grand Metropolitan PLC. Most substitutions have been the result of mergers or because of poor share performance, but from time to time, changes may be made to achieve a better representation. The components of the FT Index may be changed at any time for any reason. The following stocks are currently represented in the FT Index:

ASDA Group                   Glaxo Wellcome Plc
Allied Domecq Plc            Granada Group Plc
BG Plc                       Guest Keen & Nettlefolds (GKN) Plc
BOC Group                    Imperial Chemical Industries Plc
BTR Plc                      Lloyds TSB Group Plc
Blue Circle Industries Plc   Lucas Varity Plc
Boots Company Plc            Marks & Spencer Plc
British Airways Plc          National Westminster Bank
British Petroleum Plc        Peninsular & Oriental Steam
                             Navigation Company
British Telecommunications   Reuters Holdings
Plc
Cadbury Schweppes Plc        Royal & Sun Alliance Insurance Group

Courtaulds Plc               Scottish Power Plc
Diageo Plc                   SmithKline Beecham
EMI Group Plc                Tate & Lyle Plc
General Electric Company Plc Vodafone Plc

The Hang Seng Index

The Hang Seng Index was first published in 1969 and presently consists of 33 of the 358 stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Stock Exchange"), and it includes companies intended to represent four major market sectors: commerce and industry, finance, properties and utilities. The Hang Seng Index is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and is therefore strongly influenced by stocks with large market capitalizations. The Hang Seng Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Stock Exchange. On January 27, 1998, China Telecom Ltd. and Shanghai Industrial Holdings Ltd. were added to the Hang Seng Index replacing Shun Tak Holdings Ltd. and South China Morning Post Holdings Ltd. The Hang Seng Index is currently comprised of the companies on the following list:

Amoy Properties Ltd.                   Hong Kong and China Gas
Bank of East Asia                      Hong Kong Electric Holdings Ltd.
Cathay Pacific Airways                 Hong Kong & Shanghai Hotels,
                                       Limited
Cheung Kong                            Hong Kong Telecommunications Ltd.
Cheung Kong Infrastructure Holdings    Hopewell Holdings
Ltd.
China Light & Power                    Hutchison Whampoa
China Resources Enterprise Ltd.        Hysan Development Company Ltd.
China Telecom Ltd.                     New World Development Co. Ltd.
Citic Pacific                          Shanghai Industrial Holdings Ltd.
First Pacific Company Ltd.             Shangri-La Asia Ltd.
Great Eagle Holdings Ltd.              Sino Land Co. Ltd.
Guangdong Investment                   Sun Hung Kai Properties Ltd.
HSBC Holdings Plc                      Swire Pacific (A)
Hang Lung Development Company          Television Broadcasts
Hang Seng Bank                         Wharf Holdings Ltd.
Henderson Investment Ltd.              Wheelock & Co.
Henderson Land Development Co. Ltd.

Except as previously described, neither the publishers of the S&P 500 Index, Ibbotson Small-Cap Index, DJIA, FT Index nor the Hang Seng Index have granted the Trusts or the Sponsor a license to use their respective Index. Units of the Trusts are not designed so that prices will parallel or correlate with movements in any particular index or a combination thereof and it is expected that their prices will not parallel or correlate with such movements. The publishers of the S&P 500 Index, Ibbotson Small-Cap Index, DJIA, FT Index and the Hang Seng Index have not participated in any way in the creation of the Trusts or in the selection of stocks in the Trusts and have not approved any information related thereto.

Hypothetical Performance Information

The following tables and charts show hypothetical performance and information for the strategies employed by each Trust and the actual performance of the S&P 500 Index, the FT Index, the Hang Seng Index, the DJIA, the Ibbotson Small-Cap Index and a combination of the FT Index, Hang Seng Index and the DJIA (the "Cumulative Index Returns"). All of the figures set forth below have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar, where applicable (i.e., returns are stated in U.S. dollar terms). The Cumulative Index Returns are calculated by adding one-third of the total returns of each of the FT Index, the Hang Seng Index and the DJIA. It should be noted that in calculating hypothetical performance information for both the Target 25 Strategy and the Target Small-Cap Strategy, companies which, based on publicly available information at the time the respective strategy is applied, were the subject of an announced business combination expected to have been completed within six months of the calculation were excluded from the respective Strategy Stocks. The returns shown in the following tables and graphs are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy underperformed its respective index in certain years. Accordingly, there can be no assurance that a Trust's Portfolio will outperform its respective index (or combination thereof, where applicable) over the life of a Trust or over consecutive rollover periods, if available.

A holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trusts' maturities vary slightly from those presented in compiling the Total Returns; the Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and for Trusts investing in foreign securities, currency exchange rates will be different.

Annualized Performance Information

The following table, which has been designed for use by investors investing in Traditional Trusts, compares the hypothetical performance of the Target 25 Strategy Stocks; the Ten Highest Dividend Yielding Stocks Strategy for the DJIA; a combination of the Ten Highest Dividend Yielding Stocks Strategy in the FT Index, Hang Seng Index and the DJIA (the "Combined 30 Strategy"); the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks Strategies for the DJIA; a combination of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks Strategies in the FT Index, Hang Seng Index and the DJIA (the "Combined 15 Strategy"); the Target Small-Cap Strategy Stocks; and the performance of the S&P 500 Index, the FT Index, the Hang Seng Index, the DJIA, the Ibbotson Small-Cap Index and the Cumulative Index Returns in each of the 20 years listed below, as of December 31 in each of those years (and as of the most recent quarter).

                                                   COMPARISON OF TOTAL RETURN (2)

                  Hypothetical Strategy Total Returns                              Index Total Returns
                 ____________________________________                 ___________________________________________
                                      5 Lowest Priced
                 10 Highest Dividend  of the 10 Highest
                 Yielding Stocks (1)  Stocks (1)
                 ___________________  ________________      Target                     Hang              Ibbotson  Cumulative
       Target 25         Combined              Combined     Small-Cap S&P 500          Seng              Small-Cap Index
Year   Strategy  DJIA    30 Strategy   DJIA    15 Strategy  Strategy  Index   FT Index Index     DJIA    Index     Returns (3)
____   ________  ____    ___________   _____   ___________  ________  ______  _______  _______   _____   _____     ___________
1978    6.49%     0.03%  10.16%         1.23%   5.23%       17.53%     6.49%   9.92%    23.10%    2.66%   23.46%   11.89%
1979   27.68%    13.01%  33.58%         9.84%  44.70%       40.78%    18.22%   3.59%    77.99%   10.60%   43.46%   30.73%
1980   26.45%    27.90%  30.85%        41.69%  52.51%       61.97%    32.11%  31.77%    65.48%   21.90%   38.88%   39.72%
1981    8.52%     7.46%  -1.43%         3.19%   0.03%       -9.46%    -4.92%  -5.30%   -12.34%   -3.61%   13.88%   -7.08%
1982   30.83%    27.12%  -4.96%        43.37%  -2.77%       51.26%    21.14%   0.42%   -48.01%   26.85%   28.01%   -6.91%
1983   32.09%    39.07%  22.72%        36.38%  15.61%       31.04%    22.28%  21.94%    -2.04%   25.82%   39.67%   15.24%
1984    5.55%     6.22%  26.80%        11.12%  29.88%       -1.10%     6.22%   2.15%    42.61%    1.29%   -6.67%   15.35%
1985   41.89%    29.54%  46.17%        38.34%  54.06%       50.81%    31.77%  54.74%    50.95%   33.28%   24.66%   46.32%
1986   25.01%    35.63%  41.48%        30.89%  38.11%       23.35%    18.31%  24.36%    51.16%   27.00%    6.85%   34.18%
1987   14.41%     5.59%  13.21%        10.69%  17.52%       14.94%     5.33%  37.13%    -6.84%    5.66%   -9.30%   11.99%
1988   27.18%    24.57%  24.38%        21.47%  24.26%       23.19%    16.64%   9.00%    21.04%   16.03%   22.87%   15.36%
1989   22.98%    26.97%  19.51%        10.55%  15.98%       26.10%    31.35%  20.07%    10.59%   32.09%   10.18%   20.92%
1990   -0.82%    -7.82%   2.29%       -15.74%   3.19%        1.08%    -3.30%  11.03%    11.71%   -0.73%  -21.56%    7.34%
1991   37.67%    34.20%  30.34%        62.03%  40.40%       59.55%    30.40%   8.77%    50.68%   24.19%   44.63%   27.88%
1992   15.14%     7.69%  17.25%        22.90%  26.64%       27.81%     7.62%  -3.13%    34.73%    7.39%   23.35%   12.99%
1993   15.22%    27.08%  66.08%        34.01%  65.65%       22.47%     9.95%  19.22%   124.95%   16.87%   20.98%   53.68%
1994    9.73%     4.21%  -5.12%        8.27%   -7.26%        2.11%     1.34%   1.97%   -29.34%    5.03%    3.11%   -7.45%
1995   36.69%    36.85%  19.11%       30.50%   13.45%       41.65%    37.22%  16.21%    27.52%   36.67%   34.66%   26.80%
1996   28.53%    28.35%  22.63%       26.20%   21.00%       34.96%    22.82%  18.35%    37.86%   28.71%   17.62%   28.31%
1997   30.69%    21.68%   5.10%       19.97%   -6.38%       16.66%    33.21%  14.78%   -17.69%   24.82%   22.78%    7.47%
1998-
3/31   12.23%     9.09%   7.46%        7.05%    8.36%       13.02%    13.95%  17.23%     8.17%   11.74%   10.95%   12.38%

____________

(1) The Target 25 Strategy Stocks and the Target Small-Cap Strategy Stocks for any given period were selected by applying the respective Strategy as of the beginning of the period. The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks for any given period were selected by ranking the dividend yields for each of the stocks as of the beginning of the period and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period. The Combined 30 Strategy merely averages the Total Return of the stocks which comprise the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively, while the Combined 15 Strategy merely averages the Total Return of the stocks which comprise the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return assumes that all dividends are reinvested semi-annually (with the exception of the FT Index and the Hang Seng Index from 12/31/77 through 12/31/86, during which time annual reinvestment was assumed), and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 20 full years listed above, the Target 25 Strategy Stocks achieved an average annual total return of 21.52%, the Target Small-Cap Strategy achieved an average annual total return of 25.29%, the Ten Highest Dividend Yielding Stocks in the DJIA and the Combined 30 Strategy achieved an average annual total return of 18.97% and 19.78%, respectively, and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA and Combined 15 Strategy achieved an average annual total return of 21.06% and 20.87%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the S&P 500 Index, Ibbotson Small-Cap Index, the DJIA or a combination of the FT Index, Hang Seng Index and DJIA, which were 16.51%, 17.68%, 16.47% and 18.09%, respectively. For the five year period between January 1, 1973 and December 31, 1977, the Ten Highest Dividend Yielding Stocks in the DJIA achieved an annual total return of 4.01% in 1973, -1.02% in 1974, 56.10% in 1975, 35.18% in
1976 and -1.95% in 1977; the Five Lowest Priced Stocks of the Ten
Highest Dividend Yielding Stocks in the DJIA achieved an annual total return of 20.01% in 1973, -5.40% in 1974, 64.77% in 1975, 40.96% in 1976
and 5.49% in 1977; the DJIA achieved an annual total return of -13.20% in 1973, 23.64% in 1974, 44.46% in 1975, 22.80% in 1976 and -12.91% in
1977; the Target 25 Strategy Stocks achieved an annual total return of - 6.99% in 1973, -9.54% in 1974, 76.02% in 1975, 44.31% in 1976 and -4.58%
in 1977; the S&P 500 Index achieved an annual total return of -14.57% in 1973, -26.33% in 1974, 36.84% in 1975, 23.64% in 1976 and -7.25% in
1977; the Target Small-Cap Strategy Stocks achieved an annual total return of -25.02% in 1973, -34.85% in 1974, 40.13% in 1975, 45.70% in
1976 and 16.22% in 1977; and the Ibbotson Small-Cap Index achieved an annual total return of -30.90% in 1973, -19.95% in 1974, 52.82% in 1975,
57.38% in 1976 and 25.38% in 1977. Although each Trust seeks to achieve a better performance than its respective index as a whole, there can be no assurance that a Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

(3) Cumulative Index Returns represent the average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. Cumulative Index Returns do not represent an actual index.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the hypothetical Target 25 Strategy Stocks (but not the Target 25 Trust), the DJIA and the S&P 500 Index from January 1, 1973 through March 31, 1998 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commission, expenses or taxes. There can be no assurance that the Target 25 Strategy Stocks will outperform the DJIA or the S&P 500 over its 13-month life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the DJIA, the Ten Highest Dividend Yielding DJIA Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding DJIA Stocks (but not the Target 10 Trust or the Target 5 Trust) from January 1, 1973 through March 31, 1998 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that either the Target 10 Trust or the Target 5 Trust will outperform the DJIA over its 13-month life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the Combined 15 Strategy, the Combined 30 Strategy and the Cumulative Index Returns from January 1, 1978 through March 31, 1998, and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually beginning January 1, 1987 and annually prior thereto and does not reflect sales charges, commissions, expenses or taxes. The annual figures in the chart have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnote below*. There can be no assurance that the Global Target 15 Trust or the Global Target 30 Trust will outperform either its respective Combined Strategy or the Cumulative Index Returns over their 13-month life or over consecutive rollover periods, if available.

____________

* The $10,000 initial investment was converted into local currency, where applicable, using the opening exchange rate at the beginning of each period. The year-end total in either British pounds sterling or Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into the appropriate local currency using the opening exchange rate at the beginning of the next period.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the hypothetical Target Small-Cap Strategy Stocks (but not the Trust), the Ibbotson Small-Cap Index and the S&P 500 Index from January 1, 1973 through March 31, 1998 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commission, expenses or taxes. There can be no assurance that the Strategy Stocks will outperform the Ibbotson Small-Cap Index or the S&P 500 Index over its 13-month life or over consecutive rollover periods, if available.

18-Month Performance Information

The following table, which has been designed for use by investors investing in the Target 5 Premier Trust, Target 10 Premier Trust or the Target 25 Premier Trust, compares the hypothetical performance of the Ten Highest Dividend Yielding Stocks Strategy for the Dow ("The Dow 10 Premier Target Strategy"), the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks Strategy for the Dow ("The Dow 5 Premier Target Strategy"), the Target 25 Premier Strategy, the DJIA and the S&P 500 Index over the 24-year period listed below (and as of the most recent quarter). The table shows performance, in 18-month increments, of the DJIA, the S&P 500 Index and each strategy and assumes that each strategy was originally applied on January 1, 1974 and reapplied every 18 months.

                                          COMPARISON OF TOTAL RETURN (2)

                    Hypothetical Strategy Total Returns                                   Index Total Returns
                    ___________________________________                                   __________________
                    5 Lowest Priced of the       10 Highest
                    Highest Dividend             Dividend
                    Yielding Stocks (1)          Yielding Stocks (1)
                    ____________________         ________________
18-month            Dow 5                        Dow 10                 Target 25
period              Premier Target               Premier Target         Premier                   S&P 500
starting            Strategy                     Strategy               Strategy(1)       DJIA       Index
_________           ________________             ________________       ______________    _____      _______
1/1/74              52.29%                       46.17%                 45.92%            11.29%     4.26%
7/1/75              37.71%                       33.58%                 38.33%            21.73%     19.56%
1/1/77              15.14%                       5.90%                  2.04%             -11.81%    -4.42%
7/1/78              11.36%                       19.73%                 31.26%            12.13%     22.17%
1/1/80              43.78%                       36.73%                 45.68%            27.04%     30.75%
7/1/81              36.03%                       21.47%                 26.22%            17.32%     16.37%
1/1/83              42.23%                       35.21%                 21.95%            16.06%     16.45%
7/1/84              37.15%                       39.12%                 54.65%            46.36%     46.98%
1/1/86              74.91%                       75.31%                 58.98%            64.37%     50.78%
7/1/87              -8.35%                       -3.97%                 2.05%             -5.27%     -3.59%
1/1/89              10.30%                       31.05%                 21.19%            40.70%     35.28%
7/1/90              26.36%                       20.73%                 22.72%            15.73%     22.42%
1/1/92              50.92%                       29.02%                 22.38%            15.98%     12.79%
7/1/93              24.99%                       14.90%                 8.11%             13.66%     6.32%
1/1/95              59.70%                       59.89%                 52.55%            52.60%     49.41%
7/1/96              31.67%                       37.67%                 35.89%            43.89%     48.66%
1/1/98               7.05%                        9.09%                 12.23%            11.74%     13.95%
(thru 3/31/98)
______________

(1) The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA, respectively, for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA, as of the beginning of the period, and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period. The Target 25 Strategy Stocks for any given period were selected by applying the Target 25 Strategy as of the beginning of the period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return takes into consideration semi-annual reinvestment of dividend income. Although each Trust seeks to achieve a better performance than the DJIA and the S&P 500, there can be no assurance that a Trust will achieve a better performance over its life or over consecutive rollover periods, if available.

The following table shows the average annual return as of December 31, 1997 in each of the indicated periods for The Dow 5 Premier Target Strategy, The Dow 10 Premier Target Strategy, Target 25 Premier
Strategy, DJIA and S&P 500 Index:

              The Dow 5 (sm) Premier      The Dow 10 (sm) Premier     Target 25                           S&P 500
Period        Target Strategy             Target Strategy             Premier Strategy       DJIA         Index
______        ______________________      _______________________     _________________      ____         ____________
24-year       20.67%                      19.17%                      18.77%                 14.33%       14.22%
21-year       19.66%                      18.36%                      17.72%                 14.87%       15.19%
18-year       21.60%                      20.13%                      19.01%                 17.63%       16.93%
12-year       19.94%                      19.75%                      17.06%                 18.07%       16.75%
9-year        20.92%                      20.01%                      16.91%                 18.80%       17.93%
6-year        25.82%                      21.79%                      18.31%                 19.38%       17.74%
3-year        28.11%                      30.09%                      27.51%                 29.97%       30.47%

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the DJIA, the S&P 500 Index, The Dow 10 Premier Target Strategy, The Dow 5 Premier Target Strategy and the Target 25 Premier Strategy (but not the Target 10 Premier Trust, the Target 5 Premier Trust or the Target 25 Premier Trust) from January 1, 1974 through June 30, 1998 and should not be considered indicative of future results. The chart assumes that each strategy was originally applied on January 1, 1974, and the securities selected held for a period of 18 months at which point the strategy was reapplied each 18 months. The chart also shows the performance of the DJIA and the S&P 500 Index over each respective period. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Target 10 Premier Trust, the Target 5 Premier Trust or the Target 25 Premier Trust will outperform the DJIA or the S&P 500 Index over the life of the Trusts or over consecutive rollover periods, if available.

The following table, which has been designed for use by investors investing in the Global Target 15 Premier Trust or the Global Target 30 Premier Trust, compares the hypothetical performance of a combination of the Ten Highest Dividend Yielding Stocks Strategy in the FT Index, Hang Seng Index and the DJIA (the "Combined 30 Premier Strategy"), a combination of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks Strategies in each of the FT Index, Hang Seng Index and the DJIA (the "Combined 15 Premier Strategy"), and the performance of the FT Index, the Hang Seng Index, DJIA and Cumulative Index Returns over the nine-year period listed below (and as of the most recent quarter). The table shows performance, in 18-month increments, of the FT Index, Hang Seng Index, DJIA, Combined Indices and each strategy and assumes that each strategy was originally applied on January 1, 1989 and reapplied every 18 months.

                                        COMPARISON OF TOTAL RETURN (2)

                       Hypothetical Strategy Total Returns               Index Total Returns
                      ___________________________________            _________________________
                      5 Lowest Priced of the
                      10 Highest Dividend     10 Highest Dividend
                      Yielding Stocks(1)      Yielding Stocks(1)
                      ____________________    ____________________
18-month              Combined 15            Combined 30                         Hang Seng                 Cumulative
period starting       Premier Strategy       Premier Strategy        FT Index    Index        DJIA         Index Returns (3)
_______________       ________________        _______________        ________    __________   _____         ______________
1/1/89                22.49%                  28.71%                 30.57%      31.61%       40.70%        34.29%
7/1/90                19.47%                  12.98%                  9.27%      42.56%       15.73%        22.52%
1/1/92                61.91%                  46.92%                  5.85%      77.84%       15.98%        33.22%
7/1/93                23.04%                  27.04%                 15.94%      20.70%       13.66%        16.76%
1/1/95                29.17%                  32.96%                 22.29%      41.81%       52.60%        38.90%
7/1/96                15.67%                  23.88%                 21.35%       1.53%       43.89%        22.25%
1/1/98                 8.36%                   7.46%                 17.23%       8.17%       11.74%        12.38%
(thru 3/31/98)
______________

(1) The Combined 30 Premier Strategy and the Combined 15 Premier Strategy, which are merely averages of the Total Returns of the stocks which comprise The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively, for any given period were selected by ranking the dividend yields for each of the stocks in the respective index, as of the beginning of the period, and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return takes into consideration semi-annual reinvestment of dividend income. Although each Trust seeks to achieve a better performance than the Combined Indices, there can be no assurance that a Trust will achieve a better performance over its life or over consecutive rollover periods, if available.

(3) Cumulative Index Returns represent the average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and the DJIA. Cumulative Index Returns do not represent an actual index.

The following table shows the average annual return as of December 31, 1997 in each of the indicated periods for the Combined 15 Premier
Strategy, Combined 30 Premier Strategy and Cumulative Index Returns:

              Combined 15            Combined 30                           Hang Seng                        Cumulative
Period        Premier Strategy       Premier Strategy       FT Index       Index            DJIA            Index Returns
______        ______________         ______________         ________       _________        _____           _____________
9-year        17.78%                 18.10%                 11.24%         21.57%           18.80%          17.75%
6-year        19.97%                 20.58%                 10.59%         20.69%           19.38%          17.60%
3-year        14.38%                 18.10%                 14.22%         12.92%           29.97%          19.36%

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the Cumulative Index Returns, the Combined 15 Premier Strategy and the Combined 30 Premier Strategy (but not the Global Target 15 Premier Trust or the Global Target 30 Premier Trust) from January 1, 1989 through June 30, 1998 and should not be considered indicative of future results. The chart assumes that each strategy was originally applied on January 1, 1989, and the securities selected held for a period of 18 months at which point the strategy was reapplied each 18 months. The chart also shows the performance of the Cumulative Index Returns over each respective period. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Global Target 15 Premier Trust or the Global Target 30 Premier Trust will outperform either its respective Combined Strategy or the Cumulative Index Returns over the life of the Trusts or over consecutive rollover periods, if available.

What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a securities exchange. Because the Premier Trusts each have a maturity of approximately 19 months, the Equity Securities selected by the applicable strategy will be held for a longer period of time than those held in a Traditional Trust. In addition, each of the companies whose Equity Securities are included in a portfolio are actively-traded, well-established corporations.

A Trust consists of such of the Equity Securities listed under "Schedule of Investments" appearing in Part I of this Prospectus as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Risk Factors. The Equity Securities selected for certain Trusts (with the exception of the Target Small-Cap Trust) generally share attributes that have caused them to have lower prices or higher yields relative to other stocks in their respective index or Exchange. The Equity Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Equity Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Equity Securities will be maintained or that share prices will not decline further during the life of the Trusts, or that the Equity Securities will continue to be included in the respective indices or Exchanges.

Certain or all of the Equity Securities in the Target Small-Cap Trust and the Target 25 Trust may be small-cap company stocks. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Equity Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Certain of the issuers of Equity Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In June 1997, companies in the U.S. tobacco industry entered into a negotiated settlement which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. However, legislation pending or proposed in the United States Congress threatens this negotiated settlement, substantially changing many aspects of it and increasing the uncertainty surrounding the proposed resolution of issues. This legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Equity Securities and the value of Units of Trusts containing such Equity Securities.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may elect to keep or sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities no longer meet the criteria by which they were selected for a Trust.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units in a Trust should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index, DJIA, FT Index and Hang Seng Index declined 4.60%, 7.09%, 6.19% and 31.14%, respectively. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors. In addition, only Unit holders of the Premier Trusts who hold their Units for more than 18 months will benefit from the reduced capital gains tax rate of 20%. Provided Units are held for at least a year, other Unit holders will be subject to the maximum capital gains tax rate of 28%.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, other than tobacco litigation discussed under "What are Some Additional Considerations for Investors?- Risk Factors," there is no litigation pending as of the Initial Date of Deposit with respect to any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.


Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the tobacco industry, the environment or the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.


Foreign Issuers. Since certain of the Equity Securities included in the International Trusts consist of common stocks of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in common stocks of domestic issuers. These investment risks include the possible imposition of future political or governmental restrictions which might adversely affect the payment or receipt of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may deteriorate, the limited liquidity and relatively small market capitalization of the relevant securities market, the imposition of expropriation or confiscatory taxation, economic uncertainties, the lack of the quantity and quality of publicly available information concerning the foreign issuers as such issuers are generally not subject to the same reporting and accounting requirements as domestic issuers, and the effect of foreign currency devaluations and fluctuations on the value of the common stocks and dividends of foreign issuers in terms of U.S. dollars. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.


On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Foreign Equity Securities. The adoption of such restrictions or other legal restrictions could adversely impact the marketability of the Foreign Equity Securities and may impair the ability of such Trusts to satisfy their obligation to redeem Units or could cause delays or increase the costs associated with the purchase and sale of the Foreign Equity Securities and correspondingly affect the price of the Units.



The purchase and sale of the Foreign Equity Securities will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trusts will encounter obstacles in acquiring or disposing of the Foreign Equity Securities, investors should be aware that in certain situations it may not be possible to purchase or sell a Foreign Equity Security in a timely manner for any number of reasons, including lack of liquidity in the relevant market, the unavailability of a seller or purchaser of the Foreign Equity Securities, and restrictions on such purchases or sales by reason of federal securities laws or otherwise.


The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Equity Securities held by an International Trust.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The United Kingdom experienced a recovery of output in 1993-1994 accompanied by falling rates of inflation despite expectations to the contrary. Quarterly changes in real gross domestic product ("GDP") in the United Kingdom grew moderately during 1994 and 1995 with an approximate .5% increase in the last quarter of 1995 over the previous quarter. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU"), formerly known as the European Economic Community (the "EEC"). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in the Global Target 15 Trust or Global Target 30 Trust impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the ten year period between 1983 and 1993, real gross domestic product increased at an average annual rate of approximately 6%.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 15 Trust or Global Target 30 Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trusts and the value of the Units.

China currently enjoys a most favored nation status ("MFN Status") with the United States. MFN Status is subject to annual review by the President of the United States and approval by Congress. As a result of Hong Kong's reversion to Chinese control, U.S. lawmakers have suggested that they may review China's MFN status on a more frequent basis. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Global Target 15 Trust and Global Target 30 Trust. The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. For example, between 1985 and 1990, Hong Kong businesses invested $20 billion in the nearby Chinese province of Guangdong to take advantage of the lower property and labor costs than were available in Hong Kong. Recently, however, high economic growth in this area (industrial production grew at an annual rate of about 20% in 1991, 24% in 1992, and 36.5% in 1993) has been associated with rising inflation and concerns about the devaluation of the Chinese currency. The currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 15 Trust or Global Target 30 Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. The Hang Seng Index is subject to change, and delisting of any issues may have an adverse impact on the performance of the Global Target 15 Trust or Global Target 30 Trust, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trusts from purchasing additional Equity Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The International Trusts are comprised substantially of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following table sets forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

                      Foreign Exchange Rates
           Range of Fluctuations in Foreign Currencies

                    United Kingdom
Annual              Pound Sterling/         Hong Kong/
Period              U.S. Dollar             U.S. Dollar
______              ______________          ___________

1983                0.616-0.707             6.480-8.700
1984                0.671-0.864             7.774-8.050
1985                0.672-0.951             7.729-7.990
1986                0.643-0.726             7.768-7.819
1987                0.530-0.680             7.751-7.822
1988                0.525-0.601             7.764-7.912
1989                0.548-0.661             7.775-7.817
1990                0.504-0.627             7.740-7.817
1991                0.499-0.624             7.716-7.803
1992                0.498-0.667             7.697-7.781
1993                0.630-0.705             7.722-7.766
1994                0.610-0.684             7.723-7.750
1995                0.610-0.653             7.726-7.763
1996                0.583-0.670             7.732-7.742
1997                0.584-0.633             7.708-7.751

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying U.S. dollar value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to each Trust equal to the difference between the maximum sales charge for each Trust
(as set forth in Part I of this Prospectus) and the maximum remaining deferred sales charge (initially $.175 per Unit for each Traditional
Trust and $.250 per Unit for each Premier Trust) divided by the number of Units of such Trust outstanding. A deferred sales charge of $.0175
($.0250 for Premier Trusts) will also be assessed per Unit per month on the dates set forth under "Public Offering Price" in Part I. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust,including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The estimated organizational and offering costs will be deducted from the net assets of a Trust as of the close of the initial offering period.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying U.S. dollar value of the Equity
Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus estimated organizational and offering costs, divided by the number of Units of such Trust outstanding.


The minimum purchase of each Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The applicable sales charge for each Traditional Trust for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


Dollar Amount of                                                             Maximum
Transaction at                                                               Sales               Net Dealer
Public Offering Price*                               Discount                Charge              Concession
_____________________                                ________                _______             __________
$50,000 but less than $100,000                       0.25%                   2.50%               1.90%
$100,000 but less than $150,000                      0.50%                   2.25%               1.65%
$150,000 but less than $500,000                      0.85%                   1.90%               1.30%
$500,000 but less than $1,000,000                    1.00%                   1.75%               1.15%
$1,000,000 or more                                   1.75%                   1.00%               0.50%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The applicable sales charge for each Premier Trust for primary market sales is reduced by a discount as indicated below for volume purchase as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

Dollar Amount of                                                             Maximum
Transaction at                                                               Sales               Net Dealer
Public Offering Price*                               Discount                Charge              Concession
_____________________                                ________                _______             __________
$   50,000 but less than $100,000                    0.25%                   3.25%               2.45%
$  100,000 but less than $150,000                    0.50%                   3.00%               2.20%
$  150,000 but less than $500,000                    0.85%                   2.65%               1.85%
$  500,000 but less than $1,000,000                  1.00%                   2.50%               1.70%
$1,000,000 or more                                   2.00%                   1.50%               0.80%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate purchases of Units of the Trusts contained in this Prospectus and other trusts sponsored by Nike Securities L.P. which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. In addition, investors who commit to purchase $1,000,000 or more of Units of the Trusts or subsequent series of the Trusts during the 12-month period commencing with the date of their first purchase are eligible to receive the discount set forth above for sales of $1,000,000 or more on all individual purchases in excess of $250,000.
The sales charge reduction for quantity purchases will not apply to Rollover Unit holders. Rollover Unit holders of prior series of the Trusts may purchase Units of the Trusts subject to the maximum deferred sales charge on such Units (for rollover purchases of $1,000,000 or more, such charge shall be limited to 1.00% for Traditional Trusts and 1.50% for Premier Trusts), deferred as set forth above. All Units of the Trusts will be subject to the applicable deferred sales charge per Unit regardless of volume purchase discounts. Investors who, as a result of volume purchase discounts, are eligible to purchase Units subject to a Maximum Sales Charge of less than the applicable maximum deferred sales charge amount will be credited the difference between this Maximum Sales Charge and the deferred sales charge at the time of purchase. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, Unit holders of other unit investment trusts having a similar strategy as the Trusts may utilize their termination proceeds to purchase Units of the Trusts, subject to a deferred sales charge of $.0175 per Unit per month ($.0250 per Unit per month in the case of Premier Trusts) to be collected on each of the remaining deferred sales charge payment dates as provided herein. Except as described below, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, related companies of the Sponsor, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price, less the applicable dealer concession. The Sponsor and certain dealers may establish a schedule by which employees, officers and directors of such dealers (as described above) are able to purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealer for activities relating to the sale of such Units (the "Employee Dealer Concession").


Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information" appearing in Part I of this Prospectus. The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the local currency prices of the underlying Equity Securities, changes in relevant currency exchange rates and changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the U.S. dollar value of the Equity Securities on the ask side of the market or
(c) by any combination of the above. The aggregate U.S. dollar value of the Equity Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in a Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying U.S. dollar value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The calculation of the aggregate underlying U.S. dollar value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates, if requested, representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units issued on the Initial Date of Deposit, additional Units created on subsequent Date(s) of Deposit, and Units reacquired by the Sponsor and resold during the initial offering period, will be sold at the current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or Units reacquired during the initial offering period and Units reacquired in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or agency commission of 2.10% (2.65% in the case of Premier Trusts) of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of $0.11 per Unit ($0.165 per Unit for Premier Trusts) on purchases by Rollover Unit holders. In addition, dealers and others will receive a maximum concession of up to $0.10 per Unit ($0.165 per Unit for Premier Trusts) on purchases of Units resulting from the automatic reinvestment of income or capital distributions into additional Units. Such concession will vary based upon the month of a Trust's Initial Date of Deposit. Notwithstanding the foregoing, dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts set forth below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                                     Additional Concession*
______________________                                    ______________________
$7,500,000 but less than $15,000,000                      0.025%
$15,000,000 but less than $25,000,000                     0.050%
$25,000,000 but less than $40,000,000                     0.150%
$40,000,000 but less than $50,000,000                     0.200%
$50,000,000 but less than $75,000,000                     0.275%
$75,000,000 but less than $100,000,000                    0.300%
$100,000,000 or more                                      0.350%

* Additional Concession does not include volume discount purchases.

However, resales of Units of the Trusts by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. The dealer concessions set forth above are not available for sales of Units at a discount as described in "Public Offering-How is the Public Offering Price Determined?"; for such sales, except for sales to "wrap fee accounts" or similar arrangements or to employees, officers or directors of the Sponsor, dealers or vendors providing services to the Sponsor, the dealer concessions are those described in the applicable table under the caption "Net Dealer Concession." No dealer concessions will be made for sales to "wrap fee accounts" or similar arrangements, or for sales made to employees, officers and directors of the Sponsor, dealers or vendors providing services to the Sponsor, except for amounts paid to certain dealers pursuant to the Employee Dealer Concession. In determining the Total Sales per Trust set forth in the above table, Target 5 Trust Units sold will be aggregated with sales of the currently available Target 5 Advisory Trust and Target 10 Trust Units sold will be aggregated with sales of the currently available Target 10 Advisory Trust. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to such Trusts.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns of a Trust and returns over specified periods of other similar trusts sponsored by Nike Securities L.P. or investment strategies utilized by a Trust (which may show performance net of expenses and charges which such Trust would have charged) with returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500 Index, the S&P Industrial Index, Ibbotson Small-Cap Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust as set forth in Part I of this Prospectus, less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" appearing in Part I of this Prospectus. During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge for each Trust as set forth in Part I of this Prospectus) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information" in Part I of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account of a Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless, in the case of a Domestic Trust, he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and
(ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust. Dividends received with respect to the Foreign Equity Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Equity Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 1,000 Units or more of a Domestic Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.

The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.


The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust (net of applicable liquidation costs for Foreign Equity Securities, if any). The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. During the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information" for each Trust.


The aggregate value of the Equity Securities for purposes of the Redemption Price during the secondary market and the Secondary Market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities is converted to their U.S. dollar equivalent by computing the aggregate value on the basis of the bid side value of the relevant currency exchange as of the Evaluation Time and when determining the Redemption Price during the secondary market includes the applicable liquidation costs associated with the sale of Foreign Equity Securities.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the appropriate Rollover Notification Date specified in the "Summary of Essential Information" appearing in Part I of this Prospectus. The Sponsor intends to create a separate series of trusts (the "New Trusts") in conjunction with the termination of the Trusts. Premier Trusts will terminate approximately 19 months after the date of Part I of this Prospectus. Traditional Trusts will terminate approximately 13 months after the date of Part I of this Prospectus.

All Units of Rollover Unit holders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period, or such latter date as permitted by the Trustee, and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the appropriate Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information" in Part I), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period, subject to the Sponsor's sensitivity that certain Equity Securities have different settlement dates and that the concentrated sale of large volumes of Equity Securities may affect market prices in a manner adverse to the interests of investors. The Sponsor does not anticipate that the period will be longer than five days, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order from the Securities and Exchange Commission, with the exception of the Target 25 Trusts and Target Small-Cap Trust, each terminating Trust (and the Distribution Agent on behalf of Final Rollover Unit holders) may sell Equity Securities to the New Trusts if those Equity Securities continue to meet the individual Trust's strategy as set forth under "What is the FT Series?" The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Equity Securities will be the closing sale price on the sale date on the exchange where the Equity Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

The Rollover Unit holders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unit holder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units once all the proceeds become available; accordingly, proceeds may be uninvested for up to several days. Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.175 per unit for the New Series of a Trust ($.250 per Unit for Premier Trusts), all of which will be deferred as provided herein).

The Sponsor intends to create New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unit holder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a limited time period, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as each Trust terminates.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to a semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. Investors should also note that on August 5, 1997, legislation was enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Rollover Unit holders holding Units of a Premier Trust would qualify for such treatment. Rollover Unit holders holding Units of a Traditional Trust would be subject to a maximum stated marginal tax rate of 28%. See "What is the Federal Tax Status of Unit Holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will not realize capital gains or losses due to a Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before a Special Redemption and Liquidation. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Equity Securities on behalf of the Trusts.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information" in Part I of this Prospectus. Each Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such

Trust by underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, liquidation of a Trust in other circumstances will result in all remaining unpaid deferred sales charges being deducted from termination proceeds paid to Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. Not less than 30 days prior to the Mandatory Termination Date of the Domestic Trusts the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of a Domestic Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Domestic Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in Part I of this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more specific risk information concerning the Trusts.

CONTENTS:

    What is the FT Series?                                1
    What are the Expenses and Charges?                    2
    What is the Federal Tax Status of Unit Holders?       3
        United Kingdom Taxation                           8
        Hong Kong Taxation                                9
    Are Investments in the Trusts Eligible for
        Retirement Plans?                                10
Portfolio:
    What are the Equity Securities?                      10
        Domestic Trusts                                  10
        International Trusts                             11
    The Dow Jones Industrial Average                     12
    The Financial Times Industrial Ordinary Share
        Index                                            12
    The Hang Seng Index                                  13
    Hypothetical Performance Information                 13
    Annualized Performance Information                   14
    18-Month Performance Information                     20
    What are Some Additional Considerations
        for Investors?                                   23
        Risk Factors                                     24
            Legislation                                  26
            Foreign Issuers                              26
            United Kingdom                               27
            Hong Kong                                    28
            Exchange Rate                                29
Public Offering:
    How is the Public Offering Price Determined?         30
    How are Units Distributed?                           32
    What are the Sponsor's Profits?                      34
    Will There be a Secondary Market?                    34
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
        Transferred?                                     35
    How are Income and Capital Distributed?              35
    What Reports will Unit Holders Receive?              36
    How May Units be Redeemed?                           36
    Special Redemption, Liquidation and
        Investment in a New Trust                        38
    How May Units be Purchased by the Sponsor?           40
    How May Equity Securities be Removed
        from a Trust?                                    40
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  41
    Who is the Trustee?                                  41
    Limitations on Liabilities of Sponsor and Trustee    42
    Who is the Evaluator?                                42
Other Information:
    How May the Indenture be Amended
        or Terminated?                                   42
    Legal Opinions                                       43
    Experts                                              43
    Supplemental Information                             43

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                    FIRST TRUST (registered trademark)

                          TARGET TRUST SERIES

                               Prospectus
                                 Part II

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                     The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413

                             1-800-682-7520

                          THIS PART TWO MUST BE
                        ACCOMPANIED BY PART ONE.

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

                     First Trust (registered trademark)
                           TARGET TRUST SERIES

                              The FT Series
                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in The FT Series, Target Trust Series not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in
Part II of the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.


This Information Supplement is dated June 30, 1998. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                        1
Risk Factors
   Equity Securities                                             2
   Foreign Issuers                                               2
   Exchange Rate                                                 3
Concentrations
   Banks and Thrifts                                             6
   Petroleum Refining Companies                                  7
   Real Estate Companies                                         8
   Small-Cap Companies                                          10
   Hong Kong                                                    10
Portfolios
   Equity Securities Selected for The Dow 5 (sm) Target Trusts 10 Equity Securities Selected for The Dow 10 (sm) Target Trusts 11
   Equity Securities Selected for Target 25 Trusts              12
   Equity Securities Selected for Target Small-Cap Trust        13
   Equity Securities Selected for Global Target 15 Trusts       16
   Equity Securities Selected for Global Target 30 Trusts       17

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average (SM), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average
(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR

ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors

Equity Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the relevant stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index, DJIA, FT Index and Hang Seng Index declined 4.60%, 7.09%, 6.19% and 31.14%, respectively. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain or all of the Equity Securities included in the International Trusts consist of securities of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the International Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the International Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Equity Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to a Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trusts will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rate. The International Trusts are comprised either totally or substantially of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe, a European Currency Unit ("ECU") has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

          Range of Fluctuations in Foreign Currencies

                    United Kingdom
Annual              Pound Sterling/       Hong Kong/
Period              U.S. Dollar           U.S. Dollar
______              _______________       ___________
1983                0.616-0.707           6.480-8.700
1984                0.670-0.864           7.774-8.050
1985                0.672-0.951           7.729-7.990
1986                0.643-0.726           7.768-7.819
1987                0.530-0.680           7.751-7.822
1988                0.525-0.601           7.764-7.912
1989                0.548-0.661           7.775-7.817
1990                0.504-0.627           7.740-7.817
1991                0.499-0.624           7.716-7.803
1992                0.499-0.667           7.697-7.781
1993                0.630-0.705           7.722-7.766
1994                0.610-0.684           7.723-7.750
1995                0.610-0.653           7.726-7.763
1996                0.583-0.670           7.732-7.742
1997                0.584-0.633           7.708-7.751

Source: Bloomberg L.P.

  End of Month Exchange Rates                                        End of Month Exchange Rates
    for Foreign Currencies                                        for Foreign Currencies (continued)

                    United Kingdom       Hong                                     United Kingdom     Hong
                    Pound Sterling/      Kong/U.S.                                Pound Sterling/    Kong/U.S.
Monthly Period      U.S. Dollar          Dollar               Monthly Period      U.S. Dollar        Dollar
______________      ______________       __________           ______________      ______________     _________
1992:                                                         April               .620               7.742
   January          .559                 7.762                May                 .630               7.735
   February         .569                 7.761                June                .627               7.736
   March            .576                 7.740                July                .626               7.738
   April            .563                 7.757                August              .645               7.741
   May              .546                 7.749                September           .631               7.732
   June             .525                 7.731                October             .633               7.727
   July             .519                 7.732                November            .652               7.731
   August           .503                 7.729                December            .645               7.733
   September        .563                 7.724                1996:
   October          .641                 7.736                January             .661               7.728
   November         .659                 7.742                February            .653               7.731
   December         .662                 7.744                March               .655               7.734
1993:                                                         April               .664               7.735
   January          .673                 7.734                May                 .645               7.736
   February         .701                 7.734                June                .644               7.741
   March            .660                 7.731                July                .642               7.735
   April            .635                 7.730                August              .639               7.733
   May              .640                 7.724                September           .639               7.733
   June             .671                 7.743                October             .615               7.732
   July             .674                 7.761                November            .595               7.732
   August           .670                 7.755                December            .583               7.735
   September        .668                 7.734                1997:
   October          .676                 7.733                January             .624               7.750
   November         .673                 7.725                February            .614               7.744
   December         .677                 7.723                March               .611               7.749
1994:                                                         April               .616               7.746
   January          .664                 7.724                May                 .610               7.748
   February         .673                 7.727                June                .600               7.747
   March            .674                 7.737                July                .609               7.742
   April            .659                 7.725                August              .622               7.750
   May              .662                 7.726                September           .619               7.738
   June             .648                 7.730                October             .598               7.731
   July             .648                 7.725                November            .592               7.730
   August           .652                 7.728                December            .607               7.749
   September        .634                 7.727                1998:
   October          .611                 7.724                January             .613               7.735
   November         .639                 7.731                February            .609               7.743
   December         .639                 7.738                March               .598               7.749
1995:                                                         April               .598               7.747
   January          .633                 7.732                May                 .613               7.749
   February         .631                 7.730                June 29             .600               7.748
   March            .617                 7.733

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, a Trust's concentration in this industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Equity Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, the Trust's concentration in the petroleum industry. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility.

Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Real Estate Companies. Certain Portfolios are considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, a Trust's concentration in this industry. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. As of the Initial Date of Deposit, the Trust contains only equity REITs. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary. In an effort to reduce the impact of the risks discussed above, the Underwriter has selected REITs that are diversified among various real estate sectors and geographic locations.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

Hong Kong. Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China, including Beijing, the Chinese capital. By 1992, however, southern China began to experience a rise in real estate prices, increases in construction costs and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Hong Kong Portfolio.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Equity Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Portfolios

    Equity Securities Selected for The Dow 5 (sm) Target Trusts

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.


General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, laminated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

    Equity Securities Selected for The Dow 10 (sm) Target Trusts

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.


Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industries.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals, and transports and sells crude oil, natural gas and petroleum products.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, laminated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.

Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

             Equity Securities Selected for Target 25 Trusts


Cooper Industries, Inc., headquartered in Houston, Texas, makes and markets electrical and circuit protection products; automotive products; and hand tools and hardware items.



Dun & Bradstreet Corporation, headquartered in New Providence, New Jersey, provides receivable management, credit information and business marketing information services; operates a debt rating agency; publishes business and financial information; and markets yellow pages advertising in the United States.



Eaton Corporation, headquartered in Cleveland, Ohio, makes truck transmissions, engine components, hydraulic products, electrical power distribution and controls equipment, implanters and a wide variety of controls.


Fortune Brands, Inc., headquartered in Old Greenwich, Connecticut, through subsidiaries, makes and sells distilled spirits, office products, hardware and home improvement products, supplies and accessories, and golf and leisure products.

B.F. Goodrich Company, headquartered in Richfield, Ohio, makes a broad range of aerospace systems and component parts and provides maintenance, repair and overhaul services on aircraft. The company also makes specialty plastics and specialty additives products for a variety of end-user applications. In addition, the company produces chlor-alkali and olefins products.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes, packages, and sells processed food products, including ketchup and sauces/condiments, pet food, baby food, frozen meals and snacks, frozen potatoes and vegetables, soups, and beans and pasta. The company also provides weight control services and sells food products to foodservice operators.

Hercules, Inc., headquartered in Wilmington, Delaware, operates as a worldwide producer of chemical specialties and related products used in a variety of home, office and industrial products. The company operates in two industry segments: Chemical Specialties, which includes products for the paper industry, fibers and resins, and Food & Functional Products, which consist of aqualon and food gums for various industrial applications.


Hollinger International, Inc. (Class A), headquartered in Chicago, Illinois, publishes newspapers and related publications, consisting of daily newspapers, paid non-daily newspapers and free circulation publications. The company publishes the "Jerusalem Post"; the "Chicago Sun-Times"; the "Daily Telegraph"; and non-daily Chicago area suburban newspapers.


Kellogg Company, headquartered in Battle Creek, Michigan, with subsidiaries, makes and markets ready-to-eat cereals under the Kellogg's name and makes and markets other convenience food products, including toaster pastries, frozen waffles, bagels, marshmallow squares and cereal bars.


Kimberly-Clark Corporation, headquartered in Dallas, Texas, makes tissue products; child, feminine and incontinence care products; industrial and commercial wipers; and healthcare products. The company also makes newsprint, printing, business and correspondence papers; tobacco papers; technical papers; and provides other products and services.


National Service Industries, Inc., headquartered in Atlanta, Georgia, rents bed and table linens, towels, uniforms and specialized garments; makes fluorescent and high-intensity lighting fixtures, wiring systems, soaps, detergents, waxes, disinfectants and envelopes; and makes, installs and maintains insulation products.

Pharmacia & Upjohn, Inc., headquartered in Bridgewater, New Jersey, develops, makes and sells prescription pharmaceutical and other related healthcare products sold mainly in Canada, Europe, Japan, Latin America, the Middle East, the Pacific Region and the United States.


Phillips Petroleum Company, headquartered in Bartlesville, Oklahoma, with subsidiaries, refines, transports and markets crude oil, natural gas liquids and petroleum products; provides feedstock for the production of petrochemicals; makes intermediate and finished chemical products; explores for and produces petroleum liquids; and acquires, gathers and processes raw natural gas.



RPM Inc., headquartered in Medina, Ohio, through subsidiaries, makes and markets coatings for waterproofing and general maintenance, corrosion control and other specialty chemical applications. The company also makes do-it-yourself products for the home maintenance, automotive repair, and consumer hobby and leisure markets.

Rayonier, Inc., headquartered in Stamford, Connecticut, trades, merchandises and makes logs, timber and wood products; and produces and sells high value-added specialty pulps.


Reynolds Metals Company, headquartered in Richmond, Virginia, refines bauxite into alumina; calcinates petroleum coke; produces prebaked carbon anodes; makes and distributes various finished aluminum products; and sells plastic bags and food wraps and plastic lidding and container products.

Sun Company, Inc., headquartered in Philadelphia, Pennsylvania, through subsidiaries, explores for and produces oil and gas; provides transportation and refining of crude oil and its derivatives; markets a full range of refined petroleum products; and conducts coal mining and coke-making.

SUPERVALU, Inc., headquartered in Eden Prairie, Minnesota, with subsidiaries, distributes and sells food and non-food items at wholesale; operates retail food supermarkets, discount food superstores and supercenters; and makes frozen dough and bakery products.

TRW, Inc., headquartered in Cleveland, Ohio, provides advanced technology products and services for the automotive (occupant restraint systems, automotive electronics and steering systems) and space and defense markets (including engine components to spacecraft, software, defense systems, and complex systems integration).


Temple-Inland, Inc., headquartered in Diboll, Texas, produces corrugated container and bleached paperboard products; makes building products; and provides financial services, including mortgage banking, real estate development, insurance brokerage and operation of a consumer savings bank in Texas.


Thomas & Betts Corporation, headquartered in Memphis, Tennessee, designs, makes and sells, on a global basis, electrical and electronic connectors and components as well as other related products and accessories for construction and original equipment manufacturer markets. Products are sold worldwide through electrical, electronic and HVAC distributors, mass merchandisers, catalogs and home centers.


Timken Company, headquartered in Canton, Ohio, makes and sells antifriction bearings, including tapered roller bearings, super precision ball and roller bearings, and alloy steel products.


USX-Marathon Group, headquartered in Pittsburgh, Pennsylvania, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Universal Foods Corporation, headquartered in Milwaukee, Wisconsin, develops and markets high-performance ingredients and ingredient systems for food products and other items. Principal products include food, beverage and dairy flavors; yeast and vegetable products; flavor enhancers; and certified and natural colors for foods, cosmetics and pharmaceuticals.


Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, with subsidiaries, operates retail food markets in Maryland, New Jersey, New York, Pennsylvania, Virginia and West Virginia; pet supply stores in Alabama, Georgia, Indiana, Kentucky, Maryland, Michigan, Ohio,
Pennsylvania, South Carolina and Tennessee; and operates as a restaurant and institutional food supplier.


          Equity Securities Selected for Target Small-Cap Trust


ADVO, Inc., headquartered in Windsor, Connecticut, solicits and processes printed advertising from retailers, manufacturers and service companies for distribution by mail to consumer households in the United States on a national, regional and local basis.



AFC Cable Systems, Inc., headquartered in Providence, Rhode Island, designs, manufactures and supplies electrical transmission products including armored cable, flexible wiring systems and flexible conduit used in the construction and modernization of office buildings, institutional facilities, shopping centers and multifamily dwellings.



ARMCO, Inc., headquartered in Pittsburgh, Pennsylvania, produces and finishes flat-rolled stainless, electrical and carbon steels; makes a wide range steel pipe and tubing products; and makes snowplows for four-wheel drive pick-up trucks and utility vehicles.



Abacus Direct Corporation, headquartered in Westminster, Colorado, provides information products and marketing research services to the direct marketing industry, specifically, the catalog industry.



American Homestar Corporation, headquartered in League City, Texas, makes and sells manufactured homes throughout the United States;
provides financing through all company-owned retail sales centers; provides transportation for the manufactured homes; and offers a variety of insurance products.



The Cheesecake Factory, Inc., headquartered in Calabasas Hills,
California, operates upscale, moderately priced, casual dining restaurants under the name "The Cheesecake Factory" in seven states and

Washington, D.C. It also operates a bakery in Calabasas, California, which makes a variety of cheesecakes and other baked desserts.


Commerce Bancorp, Inc., headquartered in Cherry Hill, New Jersey, through subsidiaries, operates a banking business through branch offices in New Jersey and Pennsylvania.

Commonwealth Energy Systems, headquartered in Cambridge, Massachusetts, supplies electricity and natural gas to communities in Massachusetts, and steam to customers in Cambridge and Massachusetts General Hospital in Boston. Cities served include Cambridge, Framingham, Hyde Park, New Bedford, Plymouth, Somerville and the Worcester district of Boston.


Cooper Companies, Inc., headquartered in Pleasanton, California, through subsidiaries, develops, makes and markets contact lenses; develops, makes and distributes diagnostic and surgical instruments and equipment; and operates facilities providing psychiatric and substance abuse treatment for children, adolescents and adults.



Cox Radio, Inc. (Class A), headquartered in Atlanta, Georgia, upon completion of the acquisition of NewCity Communications, Inc. and certain other planned acquisitions and dispositions, owns or operates, or provides sales and marketing services for AM and FM radio stations clustered in 12 markets. The company's stations are diversified in terms of format, target audience, geographic location and stage of development.



Engle Homes, Inc., headquartered in Boca Raton, Florida, designs and builds single-family homes, townhomes, patio homes and condominiums in Florida (principal market), Arizona, Colorado, Georgia, Maryland, North Carolina, Virginia and Texas. The company also sells land to other builders and originates and sells mortgage loans and title services.



FirstFed Financial Corporation, headquartered in Santa Monica, California, through wholly-owned First Federal Bank of California, conducts a banking business through bank offices and loan offices in Southern California. Subsidiaries also conduct minor real estate, insurance brokerage and trustee activities.



Flextronics International Ltd., headquartered in Bedok Industrial
Estate, Singapore, manufactures printed circuit boards and performs other contract manufacturing services for original equipment manufacturers in the communications, computer, consumer electronics and medical device industries.



Graco, Inc., headquartered in Golden Valley, Minnesota, designs, makes and markets systems, products and technology to move, measure, control, dispense and apply a wide variety of fluids and viscous materials.



Harbor Florida Bancshares, Inc., headquartered in Fort Pierce, Florida, through wholly-owned Harbor Federal Savings Bank, conducts a general savings bank business through branches in Brevard, Indian River, Martin, Okeechobee, St. Lucie and Volusia counties, Florida.


Intelligroup, Inc., headquartered in Iselin, New Jersey, provides a wide range of information technology services, including enterprise-wide business process solutions, systems integration and custom software development based on leading technologies.


Interface, Inc. (Class A), headquartered in Atlanta, Georgia, makes and markets modular carpet, which includes carpet tile and six-foot roll goods; specialty fabrics for open plan office furniture systems and commercial interiors; and specialty chemical products, vinyl carpet tile backing, specialty mat and foam products and raised/access flooring systems.



Inter-Tel, Inc. (Series A), headquartered in Phoenix, Arizona, develops and provides telephone systems, voice processing, computer telephone integration and network and long distance calling services to businesses mainly in the United States. The company also provides leasing, support and maintenance services through a direct sales and reseller network.



JetForm, Inc. (Class A), headquartered in Ontario, Canada, provides open, client/server and web-based E-Forms software solutions which automate the production and processing of forms across an organization. Products and services are sold to a wide variety of organizations, with an emphasis on the financial services industry and the government sectors. The company offers its customers a full range of form design, fill, workflow and output management products which support multiple hardware platforms, software operating systems, databases and applications. Its scalable, modular products allow an organization to incrementally adopt E-Forms technology and the flexibility to best meet its changing organizational needs.



Just For Feet, Inc., headquartered in Birmingham, Alabama, owns, operates and franchises superstores in several states specializing in the retail sale of brand-name athletic shoes and outdoor footwear. The company also owns, operates and franchises smaller stores.



Lone Star Industries, Inc., headquartered in Stamford, Connecticut, with subsidiaries and affiliates, produces and markets cement, ready-mixed concrete and construction aggregates.



Market Facts, Inc., headquartered in Arlington Heights, Illinois, provides information to assist clients in their marketing decisions relating mainly to consumer products and services.



99 Cents Only Stores, headquartered in City of Commerce, California, operates valued-priced stores in Southern California and distributes merchandise at prices generally below normal wholesale to both small and large domestic retailers, others distributors and exporters.



Newport Corporation, headquartered in Irvine, California, designs, makes and markets components and systems which enhance productivity and capabilities of automated assembly and test and measurement for high precision manufacturing and engineering applications.


On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel with laboratories and other institutions and provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.


Oneida Ltd., headquartered in Oneida, New York, makes and markets stainless, plated and sterling flatware; silverplated and stainless holloware; vitreous, porcelain and bone china; cutlery; and crystal. Products are sold directly to a broad base of retail outlets, including department stores, mass merchandisers and chain stores, and to special sales markets, which include customers who use them as premiums, incentives and business gifts. The company also sells flatware, holloware and commercial chinaware directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, schools and healthcare facilities.



Peerless Systems Corporation, headquartered in El Segundo, California, develops and licenses embedded imaging software and supporting electronic technologies and provides custom engineering services to original equipment manufacturers, located mainly in the United States and Japan.



Physio-Control International Corporation, headquartered in Redmond, Washington, designs, makes, markets and services an integrated line of non-invasive emergency cardiac defibrillator and vital sign assessment devices, disposable electrodes and data management software.



Pilgrims Pride Corporation, headquartered in Pittsburg, Texas, produces chicken products, and controls the breeding, hatching and growing of chickens and the processing, preparation and packaging of its product lines. The company also produces table eggs, animal feeds and ingredients.



Pillowtex Corporation, headquartered in Dallas, Texas, designs, makes and sells bed pillows, mattress pads, down comforters, comforter covers, featherbeds, pillow protectors, decorative pillows, bedspreads, synthetic comforters, pillow shams, dust ruffles and window treatments.



Premisys Communications, Inc., headquartered in Fremont, California, designs, makes and sells integrated access products for telecommunications service providers. The company's IMACS products provide access to numerous services, including ordinary telephone services, Centrex, digital data networks, frame relay and integrated services digital networks.



Pulitzer Publishing Company, headquartered in St. Louis, Missouri, publishes the "St. Louis Post-Dispatch" and the "Arizona Daily Star" newspapers, as well as dailies in the West and Midwest; operates network-affiliated television stations in eight states; operates satellite network television stations; and radio stations in three states.



SLI, Inc., headquartered in Canton, Massachusetts, designs, makes and sells lighting systems comprised of lamps, fixtures and ballasts; and produces fiber optic lighting systems.



Sea Containers Ltd. (Class A), headquartered in Hamilton, Bermuda, with subsidiaries, owns, leases and makes intermodal marine cargo containers; offers passenger and vehicle ferry services; operates various ports and harbors in Britain; and owns and/or manages hotels located throughout the world and tourist trains in Europe and southeast Asia.


Silicon Valley Bancshares, headquartered in Santa Clara, California, through wholly-owned Silicon Valley Bank, operates a general banking business through offices in California, Colorado, Maryland, Massachusetts, Oregon, Texas and Washington.


Sonic Corporation, headquartered in Oklahoma City, Oklahoma, operates and franchises drive-in restaurants in 27 states, mainly in the south central and southeastern United States, under the name "Sonic" that feature fast service and a limited menu of moderately priced, cooked-to-order items.



Superior Telecom, Inc., headquartered in New York, New York, through subsidiaries, makes and sells copper wire and cable for the telecommunications industry and makes and sells data communication and other electronic products and systems for defense, governmental and commercial applications.



Triad Guaranty, Inc., headquartered in Winston-Salem, North Carolina, through wholly-owned Triad Guaranty Insurance Corp., provides private mortgage insurance coverage in the United States to residential mortgage lenders, including mortgage bankers, mortgage brokers, commercial banks and savings institutions.


United Illuminating Company, headquartered in New Haven, Connecticut, produces, purchases, transmits, distributes and sells electricity for residential, commercial and industrial purposes in Bridgeport and New Haven, Connecticut.


Wild Oats Markets, Inc., headquartered in Boulder, Colorado, operates natural food supermarkets under the "Wild Oats" and "Alfalfa's" tradenames in western and midwestern states and under the "Capers" tradename in British Columbia. The company's stores offer a wide variety of natural and gourmet foods and related products at competitive prices.


         Equity Securities Selected for Global Target 15 Trusts

Dow Jones Industrial Average (SM)

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.


General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, laminated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

Financial Times Industrial Ordinary Share Index

BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems, electrical and consumer-related divisions. The company produces and sells building products, agricultural and aircraft equipment, and it distributes electrical, healthcare, environmental control and paper and printing products.

Blue Circle Industries Plc, through subsidiaries, makes and sells heavy building materials including cement, concrete and aggregates, and heating and bathroom products. The company also manages real estate and develops commercial and residential properties.

General Electric Company Plc makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company also furnishes TV network services, produces programs, operates VHF and UHF TV stations and provides financial services.

Scottish Power Plc is an integrated power and energy group that generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The company also provides water and waste water services and operates in the gas and telecommunications sectors.

Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Hang Seng Index

Amoy Properties Limited is a property investment company. The company's principal activities are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and the hotel business.

Hong Kong and Shanghai Hotels, Limited is an investment holding company which, with its subsidiaries, develops and invests in real estate, trades in securities and provides financing services.

Sino Land Company is an investment holding company. The company and its subsidiaries develop and invest in real estate, trade in securities and provide financing services.

Wheelock & Company, Ltd. is an investment holding company whose subsidiaries specialize in managing and developing property, financial and commercial services, hotel operation, and treasury management and investments, as well as retail and distribution of products.

         Equity Securities Selected for Global Target 30 Trusts

Dow Jones Industrial Average (SM)

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.


Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industries.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, laminated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.

Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

Financial Times Industrial Ordinary Share Index

Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through Hiram Walker, the company also produces a wide range of brands including "Ballantine's" scotch whiskey, "Canadian Club" Canadian whiskey, "Kahlua," "Tia Maria," "Beefeater Gin" and other brands.

BOC Plc manufactures a range of industrial and specialty gases and vacuum pumps and maintains extensive distribution operations. The company also produces equipment used to coat glass and packaging film. The company has manufacturing operations in over 60 countries and sells its products internationally.

BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems, electrical and consumer-related divisions. The company produces and sells building products, agricultural and aircraft equipment, and it distributes electrical, healthcare, environmental control and paper and printing products.

Blue Circle Industries Plc through subsidiaries, makes and sells heavy building materials including cement, concrete and aggregates, and heating and bathroom products. The company also manages real estate and develops commercial and residential properties.

General Electric Company Plc makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company also furnishes TV network services, produces programs, operates VHF and UHF TV stations and provides financial services.

National Westminster Bank Plc is a London-based retail bank which provides a variety of banking and financial services to both the domestic and international markets. In addition to operating branches in the United Kingdom, the bank provides worldwide corporate and investment banking, asset management and financing.

Peninsular & Oriental Steam Navigation Company's primary activities include container and bulk shipping, house building, property investment, construction and development, and cruise, ferry and transportation services. The company operates worldwide.

Royal & Sun Alliance Insurance Group provides the major classes of insurance and related financial services in the United Kingdom and overseas.

Scottish Power Plc is an integrated power and energy group that generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The company also provides water and waste water services and operates in the gas and telecommunications sectors.

Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Hang Seng Index

Amoy Properties Limited is a property investment company. The company's principal activities are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

Great Eagle Holdings Ltd. is an investment holding company whose principal subsidiaries are active in property development, property investment, hotel and restaurant operations, trading of building materials, share investment, provision of management and maintenance services, property management and financing and insurance agencies.

Hang Lung Development Company is an investment holding company which, through its subsidiaries, is involved in property development for sale, property investment for rental income, and hotel ownership and management. The company is also involved in car park and property management operations. Through its associated companies, the company is involved in the operation of restaurants and dry cleaning businesses.

Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and the hotel business.

Henderson Land Development Company Ltd. is a holding company whose main operations include property development and investment, project management, construction, property management and investment holding. The company holds a stake in Henderson Investment Ltd., Hong Kong Ferry and Hong Kong Gas and also participates in property development joint ventures in China.

Hong Kong and Shanghai Hotels, Limited is an investment holding company which, with its subsidiaries, develops and invests in real estate, trades in securities and provides financing services.

Hysan Development Company Ltd. is active in investment holding, property investment and capital market investments.

Sino Land Company is an investment holding company. The company and its subsidiaries develop and invest in real estate, trade in securities and provide financing services.

Wharf Holdings Ltd. is involved in property, infrastructure, hotels, terminals and warehousing, tunnel operations, communications, management services and investment consultancy.

Wheelock & Company, Ltd. is an investment holding company whose subsidiaries specialize in managing and developing property, financial and commercial services, hotel operation, and treasury management and investments, as well as retail and distribution of products.

The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

                           -APPENDIX-

The graph which appears on page 16 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1973 in those stocks which comprise the DJIA Index and the S&P Industrial Index and approximately equal amounts invested in each of the 25 common stocks selected from a pre-screened subset of the stocks listed on the New York Stock Exchange as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1973 in the stocks which comprise the DJIA Index would on March 31, 1998 be worth $241,417, as opposed to $239,153 had the $10,000 been invested in the stocks which comprise the S&P Industrial Index and $1,128,439 had the $10,000 been invested in the 25 common stocks selected from the pre-screened subset of the stocks listed on the New York Stock Exchange. Each figure assumes that dividends received during each year will be reinvested at year-end; and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 17 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1973 in those stocks which comprise the Dow Jones Industrial Average, the S&P 500 Index, the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield and the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1973 in the stocks which comprise the Dow Jones Industrial Average would on March 31, 1998 be worth $241,417, as opposed to $749,945 had the $10,000 been invested in the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield and $1,361,851 had the $10,000 been invested in the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 18 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1978 in those stocks which comprise each Combined Strategy and the Cumulative Index Returns as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1978 and reinvested as of each December 31 in the stocks which comprise the Combined 15 Strategy would be worth $479,677 on March 31, 1998, as opposed to $396,908 had the $10,000 been invested in the Combined 30 Strategy. The same $10,000, invested on January 1, 1978 and reinvested as of each December 31 in the Cumulative Index Returns would be worth $311,888 on March 31, 1998. Each figure assumes that dividends received during a year are reinvested semi-annually beginning January 1, 1987 and annually prior thereto and sales charges, commissions, expenses and taxes were not considered in determining total returns. The figures have been adjusted to take into account currency exchange rate fluctuations in the U.S. dollar.

The graph which appears on page 19 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1973 in those stocks which comprise the Ibbotson Small-Cap Index and the S&P 500 Index and approximately equal amounts invested in the Strategy stocks as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1973 in the stocks which comprise the Ibbotson Small-Cap Index would on March 31, 1998 be worth $480,280, as opposed to $239,153 had the $10,000 been invested in the stocks which comprise the S&P 500 Index and $1,189,861 had the $10,000 been invested in the Strategy stocks. Each figure assumes that dividends received during each year will be reinvested at year-end; and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 21 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1974 in those stocks which comprise the DJIA Index, the S&P 500 Index, the five lowest priced stocks of the ten common stocks in the DJIA having the highest dividend yield, the ten common stocks in the DJIA having the highest dividend yield, and approximately equal amounts invested in each of the 25 common stocks selected from a pre-screened subset of the stocks listed on the NYSE as of the end of each 18-month period. The chart indicates that $10,000 invested in January 1, 1974 and reinvested at the end of each 18-month period in the five lowest priced stocks of the ten common stocks in the DJIA having the highest dividend yield would be worth $973,389 on March 31, 1998, as compared to $696,434 had the same $10,000 been invested in the 25 common stocks selected from a pre-screened subset of the stocks listed on the NYSE, and $733,521 had the $10,000 been invested in the ten common stocks in the DJIA having the highest dividend yield. In comparison, if the same $10,000 was invested on January 1, 1974 and reinvested at the end of each 18-month period in the stocks which comprise the DJIA Index or the S&P 500 Index, on March 31, 1998 it would be worth $278,116 and $276,963, respectively. Each figure assumes that dividends received during each year will be reinvested at the end of the 18-month period and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 23 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1989 in those stocks which comprise each Combined Strategy and the Cumulative Index Returns at the end of each 18-month period. The chart indicates that $10,000 invested on January 1, 1989 and reinvested at the end of each 18-month period in the stocks which comprise the Combined 15 Premier Strategy would be worth $47,193 on March 31, 1998, as opposed to $48,038 had the $10,000 been invested in the Combined 30 Premier Strategy. The same $10,000, invested on January 1, 1989 and reinvested at the end of each 18-month period in the Cumulative Index Returns, would be worth $48,843. Each figure assumes that dividends received during each year will be reinvested at the end of the 18-month period and sales charges, commissions, expenses and taxes were not considered in determining total returns. The figures have been adjusted to take into account currency exchange rate fluctuations in the U.S. dollar.


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule






                               S-1
                           SIGNATURES

     The Registrant, FT 252, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 252, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 30, 1998.

                              FT 252

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   June 30, 1998
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
David J. Allen       Director of         )
                     Nike Securities     )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.)


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated June 30, 1998 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-49469) and related Prospectus of FT 252.



                                               ERNST & YOUNG LLP


Chicago, Illinois
June 30, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 252 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).









                               S-6